CONSOLIDATED
FINANCIAL STATEMENTS
(in thousands of United States dollars)
December 31, 2005 and 2004

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Bema Gold Corporation and the information contained in the annual report have been prepared by and are the responsibility of the management of the Company. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciled to United States GAAP as set out in Note 17 and, where appropriate, reflect management’s best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

“Clive T. Johnson”	“Mark Corra”
President and Chief Executive Officer	Vice-President, Finance

March 3, 2006

AUDITORS' REPORT

To the Shareholders of
Bema Gold Corporation

We have audited the consolidated balance sheets of Bema Gold Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, BC, Canada
March 3, 2006 (except for Note 18 which is as of March 13, 2006)

Comments by Auditors for U.S. Readers on Canada –
U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change for accounting for flow-through shares described in Note 2 or a restatement as described in Note 17 to the financial statements. Our report to the shareholders dated March 3, 2006, (except for Note 18, which is as at March 13, 2006), is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles or a restatement in the auditors’ report when they are properly accounted for and adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, BC, Canada
March 3, 2006 (except for Note 18 which is as of March 13, 2006)

BEMA GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(in thousands of United States dollars)

	2005	2004
Assets
Current
Cash and cash equivalents	$76,266	$87,111
Accounts receivable	11,507	8,019
Marketable securities (Note 11)	3,553	3,554
Inventories (Note 3)	30,844	16,113
Other	4,604	6,827
	126,774	121,624
Investments (Note 4)	12,946	5,593
Property, plant and equipment (Note 5)	583,736	418,883
Unrealized fair value of non-hedge derivative assets (Notes 10 and 11)	2,449	13,761
Deferred derivative losses (Note 2)	4,614	6,718
Future income tax assets (Note 12)	5,100	5,100
Other assets (Note 6)	58,093	21,374
	$793,712	$593,053
Liabilities
Current
Accounts payable	$36,515	$32,250
Current portion of long-term debt (Note 7)	28,964	3,730
	65,479	35,980
Unrealized fair value of non-hedge derivative liabilities
(Notes 10 and 11)	66,966	49,299
Long-term debt (Note 7)	222,429	129,937
Future income tax liabilities (Note 12)	30,007	24,321
Asset retirement obligations (Note 8)	19,710	17,418
Other liabilities	1,129	664
Non-controlling interest (Note 4)	-	2,587
	405,720	260,206
Shareholders’ Equity
Capital stock (Note 9)
Authorized
Unlimited number of common shares with no par value
Issued
452,583,503 common shares (2004 – 400,498,902)	674,176	557,365
Value assigned to stock options and share purchase
warrants (Notes 7 and 9 )	32,919	19,060
Convertible notes and debt (Note 7)	24,281	18,849
Deficit	(343,384)	(262,427)
	387,992	332,847
	$793,712	$593,053

Commitments (Notes 5 and 10)
Subsequent events (Notes 7, 9 and 18)

Approved by the Board	“Clive T. Johnson”	Director	“Robert Gayton”	Director

(See accompanying notes to consolidated financial statements)	1

BEMA GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(in thousands of United States dollars, except share and per share amounts)

	2005	2004	2003

Gold revenue	$108,017	$92,133	$86,817

Expenses
Operating costs	92,590	85,365	69,110
Depreciation and depletion	22,588	20,231	17,909
Refugio re-start of operations (Notes 2 and 5)	9,860	6,354	682
Accretion of asset retirement obligations	1,667	1,477	1,340
Julietta warehouse fire loss	267	2,321	-
Other	660	3,051	701

	127,632	118,799	89,742

Mine operating loss	19,615	26,666	2,925

Other expenses (income)
General and administrative	9,272	8,901	7,125
Interest and financing costs	5,592	7,251	6,662
Stock-based compensation	3,683	4,980	3,147
General exploration	1,434	1,593	340
Foreign exchange (gains) losses	1,291	3,311	(1,747)
Other	(337)	(690)	(133)

	20,935	25,346	15,394

Loss before taxes and other items	40,550	52,012	18,319

Unrealized non-hedge derivative losses, net	30,219	6,087	7,481
Realized non-hedge derivative losses (gains), net	1,575	(16,895)	(2,362)
Investment (gains) losses	(3,863)	(1,706)	45
Equity in losses of associated companies	89	272	94
Write-down of mineral properties and net smelter
royalty (Notes 5, 6 and18)	12,662	12,484	720
Write-off of Petrex goodwill (Note 5)	-	27,344	-

Loss before income taxes	81,232	79,598	24,297

Current income tax (recovery)	323	(678)	5,024
Future income tax (recovery)	(598)	695	1,255

Loss for the year	$80,957	$79,615	$30,576

Loss per common share – basic and diluted	$0.20	$0.22	$0.09

Weighted average number of common shares
outstanding (in thousands)	413,097	364,788	323,475

(See accompanying notes to consolidated financial statements)	2

BEMA GOLD CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE YEARS ENDED DECEMBER 31
(in thousands of United States dollars)

	2005	2004	2003

Deficit, beginning of year	$262,427	$182,812	$152,236

Loss for the year	80,957	79,615	30,576

Deficit, end of year	$343,384	$262,427	$182,812

(See accompanying notes to consolidated financial statements)	3

BEMA GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(in thousands of United States dollars)

	2005	2004	2003
Operating activities
Loss for the year	$(80,957)	$(79,615)	$(30,576)
Non-cash charges (credits)
Depreciation and depletion	22,588	20,231	17,909
Amortization of deferred financing costs	265	1,809	1,707
Accretion of convertible notes	1,948	1,345	-
Accretion of asset retirement obligations	1,667	1,477	1,340
Equity in losses of associated companies	89	272	94
Derivative instruments	31,083	5,195	10,565
Investment (gains) losses	(3,863)	(1,706)	45
Write-off of Petrex goodwill	-	27,344	-
Write-down of mineral properties and net smelter
royalty	12,662	12,484	720
Stock-based compensation	3,683	4,980	3,147
Future income tax expense (recovery)	(598)	695	1,255
Other	3,180	2,057	1,065
Changes in non-cash working capital (Note 15)	(7,652)	(4,935)	1,629

	(15,905)	(8,367)	8,900
Financing activities
Common shares issued, net of issue costs (Note 9)	116,987	115,130	58,714
Kupol bridge loan financing (Note 7)	104,000	46,000	-
Refugio working capital loans (Note 7)	13,725	-	-
Financing costs	(8,565)	(1,950)	-
Julietta project loan repayments	(1,500)	(16,750)	(11,167)
Subsidiary shares issued (Note 4)	-	3,046	-
Convertible notes issued, net of issue costs	-	66,534	-
Refugio capital lease repayments	(2,556)	(770)	-
Petrex project loan repayments	-	(14,870)	(8,000)
Other	(138)	-	(450)

	221,953	196,370	39,097
Investing activities
Kupol development and construction	(155,092)	(59,242)	(26,172)
Kupol exploration	(17,028)	(23,089)	(9,748)
Julietta Mine	(2,455)	(2,432)	(1,441)
Julietta exploration	(6,881)	(6,456)	(2,372)
Petrex Mines	(5,897)	(7,454)	(6,947)
Petrex exploration	(1,154)	(1,415)	(646)
Refugio Mine	(19,146)	(20,019)	(2,981)
Acquisition, exploration and development	(6,778)	(7,800)	(6,275)
Investment purchases	(902)	(3,059)	(869)
Acquisition of EAGC, net cash acquired	-	-	6,742
Sale of EAGC special warrants	-	-	16,935
Other	(1,560)	(699)	(108)

	(216,893)	(131,665)	(33,882)

Increase (decrease) in cash and cash equivalents	(10,845)	56,338	14,115
Cash and cash equivalents, beginning of year	87,111	30,773	16,658

Cash and cash equivalents, end of year	$76,266	$87,111	$30,773

Supplementary cash flow information (Note 15)

(See accompanying notes to consolidated financial statements)	4

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

1	Nature of operations

Bema Gold Corporation (“Bema”), its subsidiary companies and joint ventures (collectively “the Company”) are engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Russia, South Africa and Chile with exploration activities in Canada, Chile, Russia and the United States.

2	Summary of significant accounting policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. As described in Note 17, these principles differ in certain material respects from accounting principles generally accepted in the United States.

The United States dollar is the Company’s functional currency; accordingly, these consolidated financial statements are expressed in United States dollars.

Principles of consolidation

These consolidated financial statements include the accounts of Bema and its subsidiaries and a proportionate share of the assets, liabilities, revenues and expenses of incorporated joint ventures in which the Company has an interest. Joint ventures of the Company include Compania Minera Maricunga (“CMM”) (Refugio Mine) and Compania Minera Casale (“CMC”) (Aldebaran property). Intercompany balances and transactions are eliminated on consolidation.

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the CICA for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

Effective December 23, 2005, the Company has deconsolidated the accounts of Consolidated Puma Minerals Corp. (“Puma”) following a dilution of its shareholding in Puma. The Company now accounts for its investment in Puma on an equity basis (Note 4).

Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas where management’s judgement is applied include: asset and investment valuations, mineral reserve determination, in-process inventory quantities, plant and equipment lives, contingent liabilities, asset retirement obligations, tax provisions and future income tax balances. Actual results could differ from these estimates.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Cash and cash equivalents
Cash and cash equivalents include all highly liquid money market instruments which have a term to maturity of three months or less at the acquisition date.

Marketable securities
Marketable securities are carried at the lower of cost or quoted market value.

Inventories
Gold inventories are valued at the lower of average production cost or net realizable value. Stock-pile and in-process inventories are valued at the lower of moving average cost or net realizable value. Materials and supplies inventories are valued at the lower of average cost or current replacement cost.

Investments
Investments in companies over which the Company can exercise significant influence are accounted for using the equity method. Other long-term investments are carried at cost unless there is an other than temporary impairment in carrying value, in which case the investment is written down to estimated recoverable value.

Property, plant and equipment
Mine property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Mine property, plant and machinery are amortized over the life of the mine by the unit-of-production method based on proven and probable reserves and the portion of mineralization expected to be classified as reserves. Mining equipment is depreciated on a straight-line basis, net of residual value, over the estimated useful life of the asset. Prior to commercial production, pre-production expenditures and startup costs, net of revenue, are capitalized to plant and equipment. Care and maintenance costs and operating expenditures incurred during the re-start and commissioning period of the Refugio Mine have been charged to operations.

Commercial production is deemed to have commenced on the first day of a calendar month following a 30 day period where the mine’s mill facility has processed ore at a minimum of 75% of designed capacity and recoveries are within 75% of projections.

The cost of mineral properties includes direct exploration and development costs including administrative expenses and certain deferred costs that can be directly related to specific projects. Interest and financing costs related to the construction of plant and equipment are capitalized as part of the related plant and equipment cost during the construction phase.

Some of the Company's properties are in the exploration and development stage and have not yet attained commercial production. The ultimate realization of the carrying value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties.

Exploration and associated costs relating to non-specific projects/properties are expensed in the period incurred. Significant property acquisition, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Property evaluations
The Company reviews and evaluates the recoverability of property, plant and equipment and net smelter royalty interests when events and circumstances suggest an impairment. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and the portion of mineralization which is expected to become reserves with future drilling); estimated future gold prices (considering historical and current prices, price trends and related factors); and operating, capital and reclamation costs. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the carrying value if an impairment is identified.

Estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes could occur in the near-term which may affect the recoverability of property, plant and equipment and net smelter royalty interests.

Intangible mineral interests
The carrying values of undeveloped mineral interests which are recognized at market value on the date of acquisition are considered intangible assets. Mineral interests are amortized in a similar fashion as mine property, plant and equipment once production commences. Intangibles are tested for impairment at least annually or when events or changes in circumstances indicate the carrying value may not be recoverable.

Goodwill
Acquisitions are accounted for using the purchase method whereby acquired identifiable assets and liabilities are recorded at fair value at the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill and is not amortized. Goodwill is assessed for impairment at least annually and at such times as events or circumstances indicate that an impairment may have occurred.

Revenue recognition
Revenue is recorded at estimated net realizable value when title has passed. Adjustments to these amounts are made after final prices, weights and assays are established. Silver revenues are recorded as a cost recovery credit. The Company may fix the price it will receive for part or all of its production by entering into forward or option contracts.

Commodity instruments
The Company uses derivative financial instruments including forward and option contracts as required under project loan documents to manage its exposure to fluctuations in the market price of gold and silver. These instruments are intended to reduce or eliminate the risk of falling prices on the Company’s future production. In addition, the Company enters into interest rate swaps as required under project loan documents in order to reduce the impact of fluctuating interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based.

Effective January 1, 2003, the Company prospectively adopted CICA Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) and EIC-128, “Accounting for Trading, Speculative or Non-

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

hedging Derivative Financial Instruments (“EIC-128”). AcG 13 establishes the criteria that must be met before an entity can apply hedge accounting treatment, whereby the change in the market value is deferred until the forward date identified at the contract inception. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Realized and unrealized gains or losses on derivative contracts, which qualify for hedge accounting, are recorded in earnings when the underlying hedged transaction is recognized. EIC 128 requires that a derivative financial instrument which does not qualify for hedge accounting under AcG 13 or is not designated as a hedge be recognized on the balance sheet at fair value and any subsequent changes in the market value be recognized in current period earnings.

During the first quarter of 2004, CMM entered into a put/call collar (“collars”) hedge program for its gold production at the Refugio Mine. These collars were designated as hedges at the time. However, in the fourth quarter of 2004, as a result of the delay in production start-up at the Refugio Mine, these collars became ineligible for hedge accounting. Accordingly, commencing in the fourth quarter of 2004, the fair value of these collars (negative $5.5 million) was recorded on the balance sheet in line with AcG 13 and changes in the fair value subsequent to this date are recorded as unrealized mark-to-market adjustments in the statement of operations. At December 31, 2005, the net remaining balance of the deferred derivative loss relating to these collars totalled $4.6 million.

Deferred financing costs
Financing costs incurred on issuance of debt are deferred and charged against earnings over the term of the related debt except for those amounts capitalized to mineral properties.

Asset retirement obligations
Effective January 1, 2003, the Company retroactively adopted CICA 3110, “Asset Retirement Obligations”. This standard focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using a present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The related asset is adjusted only as a result of changes in the amount or timing of the underlying cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is included in determining the results of operations.

Foreign currency translation
The accounts of subsidiaries and associated companies not reporting in U.S. dollars, which are all integrated operations, are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings except for depletion and amortization of plant, property and equipment which are translated at the same rates as the assets to which they relate. Exchange gains and losses are included in income for the year.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Future income taxes
The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Loss per share
Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds from the exercise of options and warrants would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding is adjusted for the net increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the year exceeds the exercise price of the options or warrants. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

Flow-through shares
Effective March 19, 2004, the Company prospectively adopted the recommendations of the Emerging Issues Committee 146 (“EIC-146”), “Flow-through shares”, with respect to the treatment of future income tax assets and liabilities resulting from the issuance of flow-through shares and renunciation of qualifying expenditures. Under this abstract, future income tax liabilities resulting from the renunciation of qualifying mineral expenditures are recorded as a reduction in share capital. Any corresponding future income tax benefits resulting from the utilization of prior year losses to offset the temporary differences, arising from renunciations, are reflected as part of the Company’s operating results in the period the expenses are renounced.

Stock-based compensation
Effective January 1, 2003, the Company had adopted CICA 3870 “Stock-based Compensation and Other Stock-based Payments” which requires fair value accounting for all stock options and warrants granted. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options and warrants. The Company uses the Black-Scholes option pricing model in the determination of the fair value of options and warrants granted.

Comparative figures
Certain of the prior years’ comparative figures have been reclassified to conform with the presentation adopted for the current year.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

3	Inventories

	2005	2004

Gold and silver bullion	$6,316	$2,784
Stock-pile inventory	1,627	1,116
In-process inventories	7,456	1,615
Materials and supplies	15,445	10,598

	$30,844	$16,113

4	Investments

		2005			2004

	Carrying	Market		Carrying	Market
	value	value	Ownership	value	value	Ownership

Investments carried on an
equity basis:
Victoria	$5,581	$8,403	31%	$4,136	$14,760	33%
Puma	5,908	18,814	40%	-	17,010	55%
Other	-	942		-	1,106
Investment carried on a cost
basis:
Arizona Star	1,457	11,716	5%	1,457	11,558	5%

	$12,946	$39,875		$5,593	$44,434

Consolidated Puma Minerals Corp.
On December 23, 2005, Puma closed a non-brokered private placement of approximately 12.3 million units at a price of Cdn.$1 per unit for gross proceeds of approximately Cdn.$12.3 million. Each unit was comprised of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one common share of Puma at Cdn.$1.15 per share for a one year period commencing December 23, 2005. The Company did not participate in the private placement and as a result its ownership interest in Puma decreased from approximately 55% to 40%. Prior to December 23, 2005, the Company consolidated the accounts of Puma. Effective December 23, 2005, the Company began accounting for its investment in Puma on an equity basis and as a result at that date, the following assets and liabilities were deconsolidated: current assets $92,000, East Pansky exploration property $9,603,000, current liabilities $198,000, future income tax liability $685,000 and non-controlling interest $2,278,000.

On October 19, 2004, Puma completed a brokered private placement consisting of 4 million units at a price of Cdn.$1.00 per unit for gross proceeds of Cdn.$4 million, decreasing Bema’s ownership interest in Puma from 64% to 55%. Bema was a participant in the private placement and acquired 150,000 units of the 4 million units sold. Each unit consisted of one common

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one additional common share of Puma at a price of Cdn.$1.50 for a two year period.

Included in investment gains in 2005 and 2004 are gains of $3.2 million and $1.6 million, respectively, which represents the Company’s share of the proceeds received by Puma from the issuance of common shares by Puma to unrelated third parties.

Victoria Resource Corporation
On April 27, 2005, Victoria Resource Corporation (“Victoria”) closed a brokered private placement of 7,272,726 units at a price of Cdn.$0.55 per unit for gross proceeds of approximately Cdn.$4 million. Each unit was comprised of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable to purchase one additional common share at an exercise price of Cdn.$0.75 until April 20, 2006. The Company purchased approximately 2 million units of this private placement.

On August 26, 2004, Victoria closed a non-brokered private placement with Bema, consisting of 2,424,242 units at Cdn.$1.65 per unit for gross proceeds of Cdn.$4 million. The units consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable to acquire one additional common share of Victoria at a price of Cdn.$2.25 for a two year period.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

5	Property, plant and equipment

	2005	2004

Julietta Mine
Plant and equipment	$29,346	$28,784
Development	81,192	72,158
Accumulated depreciation and depletion	(52,925)	(37,812)

	57,613	63,130

Refugio Mine
Plant and equipment (includes leased assets of $15.7 million in
2005 and $13.6 million in 2004)	99,464	79,990
Development	67,606	67,606
Accumulated depreciation, depletion and write-down	(86,540)	(83,418)

	80,530	64,178

Petrex Mines
Plant and equipment	44,905	38,727
Development	38,006	36,852
Accumulated depreciation and depletion	(20,050)	(12,655)

	62,861	62,924

Petrex undeveloped mineral interests	42,504	42,504

Development properties
Kupol	300,893	135,245
Aldebaran	20,774	20,774
Yarnell	2,290	2,290

	323,957	158,309

Exploration properties
Monument Bay (Note 18)	3,462	8,799
Quebrada Seca	9,626	9,159
East Pansky (Note 4)	-	7,172
Other	2,702	2,272

	15,790	27,402

Office furniture and equipment	1,340	1,134
Accumulated depreciation	(859)	(698)

	481	436

	$583,736	$418,883

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Julietta Mine
As with many Russian mineral properties affected by the transitory and uncertain nature of the Russian legal system, there are certain issues relating to the Julietta project which may adversely affect Omsukchansk Mining and Geological Company’s (“OMGC”) interest. OMGC is a 79% owned subsidiary of the Company. OMGC has taken, and will continue to take, all appropriate steps to protect its interest. Based on the documented support of all levels of the Russian government, including the extension of time for the fulfilment of certain conditions of the Julietta project, management believes that it is unlikely that OMGC’s interest in the project will be negatively impacted.

As at December 31, 2005, the Company determined that there was no impairment to the carrying value of the Julietta Mine based on the mine’s updated reserve and resource model. In testing for impairment the Company used 100% of the Julietta Mine reserves and 75% of the resources. Although no impairment was determined at this point in time, results could vary significantly depending on the continuing success of the Company’s exploration drill program in converting resources to proven and probable reserves and in replacing its resources. However, due to the number of high quality exploration targets within the mine license area of the Julietta Mine, management believed that a valuation based on a percentage of resources in excess of 50% was warranted. As well as gold price movements, future valuations will be heavily dependent on the success of the ongoing exploration program to locate additional reserves and resources. In the event that additional reserves and resources are not located in the future, the carrying value of the Julietta Mine may be impaired and such impairment could be material.

Refugio Mine
On December 4, 2003, the Company and its joint venture partner in Chile, Kinross Gold Corporation (“Kinross”), approved the recommencement of gold operations at the Refugio Mine. This decision was based on a successful exploration drill program that resulted in ore reserves sufficient for a mine life in excess of nine years. Completion of construction and recommencement of active mining operations was scheduled for the fourth quarter of 2004, but delays in engineering and site construction activities resulted in this date being delayed to June 2005 when the first ore was processed through the fine crushing plant. Initial capital costs on a 100% basis for the expanded project were estimated at approximately $71 million to repair and replace critical components of the existing infrastructure, increase reliability, improve serviceability and provide a safe and efficient work environment. In addition, care and maintenance costs were estimated at $5.7 million and a new mining fleet was to be purchased and financed through a $30 million capital lease. However, with the delay in the recommencement of mine operations the initial total costs are now estimated to be $134 million, of which $34 million is associated with the capital lease of the mining fleet.

The Refugio Mine achieved commercial production in the fourth quarter of 2005. The processing of ore began in June 2005 and ramped up over the next four months to full production rates of 40,000 tonnes per day in November and December. Gold production during the ramp up period through September 2005 is being considered, for accounting purposes, as a credit against Refugio re-start costs recorded in the statement of operations of the Company’s consolidated financial statements.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Petrex Mines
On February 14, 2003, the Company completed a business combination (the “Arrangement”) whereby the Company acquired all of the issued and outstanding common shares of EAGC Ventures Corp. (“EAGC”). As a result, the Company acquired 100% of the Petrex mining properties and related assets beneficially owned by Petrex (Proprietary) Limited (“Petrex”) in South Africa which EAGC had purchased on October 24, 2002. Pursuant to the Arrangement, the Company issued 62,854,305 common shares in exchange for all of the outstanding common shares of EAGC, and exchanged 25,361,750 share purchase warrants and 1,250,000 stock options of EAGC for a like number of share purchase warrants and stock options of Bema.

On October 24, 2002, EAGC, acquired all of the issued and outstanding shares of Petrex, for aggregate consideration of $66.7 million. In order to complete the $66.7 million acquisition of Petrex, EAGC arranged a $35 million loan facility and a working capital facility equal to the rand equivalent of $5 million at draw down from a syndicate of banks led by Standard Bank London Limited (“SBL”). In connection with this facility, EAGC issued share purchase warrants to SBL entitling SBL to acquire 1.5 million common shares of EAGC at a price of Cdn.$1.40 per share until October 24, 2007. Concurrent with the closing of the Petrex acquisition, EAGC closed the sale of 47,023,500 special warrants at a price of Cdn.$1.40 per special warrant for gross proceeds of approximately $42 million. Each special warrant was exercisable into one common share of EAGC and one-half of a share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share of EAGC at a price of Cdn.$1.90 until October 22, 2007. Under the terms of the Arrangement, Bema acquired 11.2 million of the EAGC special warrants at a cost of $10 million. On February 4, 2003, Bema arranged the private sale of its 11.2 million EAGC special warrants at a price of Cdn.$2.40 per special warrant for gross proceeds of $16.9 million. The resulting gain on disposal of $6.9 million was credited against the purchase price.

The allocation of the total cost of the business combination in the amount of $68.5 million, net of the $6.9 million gain realized on the sale of the EAGC special warrants, was allocated to the fair value of the net assets acquired (including undeveloped mineral interests) with the excess of $27.3 million being recorded as goodwill. In the fourth quarter of 2004, the Company wrote-off the total carrying value of the goodwill associated with the Petrex acquisition.

Kupol property
Pursuant to a Framework Agreement, dated December 5, 2002 as amended August 7, 2003, between the Company and the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, the Company has the right to acquire up to a 75% interest in the Kupol gold and silver project. On August 30, 2005, the Company earned a 75% interest by completing the required payments and exploration expenditures.

In accordance with the Framework Agreement, the Company is still required to draw down the required construction financing and commence mine construction at the Kupol property, subject to certain conditions, by June 2006. The Company must make a second payment of approximately $14.5 million (representing $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the Kupol feasibility study) to the Government of Chukotka by June 2006.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

On June 3, 2005, the Company announced the results of its Kupol feasibility study. The feasibility study indicates that development of the Kupol project is technically and economically feasible and contemplates the simultaneous commencement of open pit and underground mining. The main construction years at Kupol are expected to be 2006 and 2007. The total cost for the construction of the Kupol Mine (not including certain prior equity expenditures) is estimated at $470 million and includes pre-production capital costs, working capital, financing fees and costs, interest and taxes.

Aldebaran property
On October 26, 1997, Bema and Arizona Star Resource Corp. (“Arizona Star”) entered into an agreement with Placer Dome Inc. (“Placer”) allowing Placer to acquire a 51% interest in the Aldebaran property which hosts the Cerro Casale deposit and an adjacent property in northern Chile. The Aldebaran property is held by CMC, a Chilean contractual mining company owned indirectly by the Company (24%), Arizona Star (25%) and Placer (51%). Under the terms of the January 1998 Shareholders’ Agreement, Placer had the following remaining obligations to complete in order to retain its 51% interest:

  secure up to $1.3 billion of financing for mine construction, including $200 million of equity in the project on behalf of all the partners, within 12 months of metal prices reaching a level that allows for a minimum of 50% third party financing;
  arrange senior project financing for at least 50% of the capital cost and provide a completion guarantee of up to $1.1 billion in respect thereof;
  provide subordinated debt to the extent that the senior project financing is less than $1.1 billion; and
  commence construction of the mine.

Under the terms of the Shareholders’ Agreement, Placer was required to deliver a quarterly certificate stating its determination regarding whether the project is financeable under the terms of the Shareholders’ Agreement. Should financing under the terms of the Shareholders’ Agreement not be available on reasonable commercial terms, the project would revert to non-financeable status. In such case Placer’s interest in the project would remain intact, with obligations under the Shareholders’ Agreement remaining in place. Should financing under the terms of the Shareholders’ Agreement be available on reasonable commercial terms, but Placer elects to no longer seek such financing, then by the terms of the Shareholders’ Agreement its 51% interest would be transferred to the Company and Arizona Star, resulting in Bema owning 49% and Arizona Star 51% of the Aldebaran property.

During the third quarter of 2005, Placer informed Bema that Placer had concluded that the project was not financially viable and was not financeable under the terms of the Shareholders’ Agreement. Bema disagreed with Placer’s determination believing that the project was financeable in today’s metal market environment. As a result of Bema’s disagreement with Placer’s determination that the project was not financeable, Bema and Arizona Star issued to Placer a notice of default under the Shareholders’ Agreement. If the agreement in principle, described below, is turned into a binding agreement, on effectively the same terms, the dispute reflected in this notice of default will be resolved.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

On October 26, 2005, the Company, Arizona Star and Placer signed a non-binding agreement in principle whereby Placer will sell its 51% interest in CMC to the Company and Arizona Star in return for contingent payments. The Company and Arizona Star will jointly pay to Placer $10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or (b) a cash payment of $70 million payable when a construction decision is made, at the election of the Company and Arizona Star. The transaction remains subject to certain conditions including regulatory approval and definitive documentation. Subject to the completion of this transaction, Bema and Arizona Star intend to update the Cerro Casale feasibility study and pursue potential partnerships with senior mining companies for the development of the project.

On October 31, 2005, Barrick Gold Corporation (“Barrick”) launched a takeover for all of the outstanding shares of Placer. On March 15, 2006, Barrick completed its takeover of Placer.

Write-off of Petrex goodwill
The Company reviews and evaluates the recoverability of property, plant and equipment when events and circumstances suggest an impairment. The valuation of its Petrex Mines is highly sensitive to assumptions regarding the South African rand/U.S. dollar exchange rates and to the price of gold. As at December 31, 2004, based on management’s assumptions of a long-term gold price of $375 per ounce ($425 per ounce for 2005 and $400 per ounce for 2006) and a rand/U.S. dollar exchange rate of 6.7, 7.0, 7.5, 8.0 for 2005, 2006, 2007 and 2008, respectively, and 8.3 for all subsequent years, management determined that the value of the Petrex Mines was not impaired based on the projected undiscounted cash flows of the mines. However, in determining the fair value of the Petrex reporting unit, management determined that the goodwill was impaired. As a result, at December 31, 2004, the Company wrote-off the total carrying value of the $27.3 million of goodwill associated with the Petrex acquisition.

Other
During 2004, due to the continued strength of the rand, management made the decision to phase out the open pit operations at the Petrex Mines by the end of the year as these operations were no longer profitable. As a result, the Company wrote-off the remaining carrying value of Petrex’s open pit operations by $4 million as at December 31, 2004.

On April 30, 2004, the Company entered into a letter agreement granting an option to a third party to acquire its 100% interest in the Yarnell gold property. As a result, the carrying value of the Yarnell property was written down by $8.5 million to its estimated recoverable amount. During the second quarter of 2004, the purchaser elected not to exercise its option to acquire the Yarnell property.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

6	Other assets

	2005	2004

1% net smelter return royalty	$2,925	$6,024
Asset retirement obligation trust fund	3,176	2,955
Deferred financing costs, net of amortization
Kupol project financing (Note 7)	24,619	-
Kupol bridge loan facility	432	1,488
Corporate convertible notes	1,915	2,439
Refugio working capital loans	73	-
Deferred stripping costs	-	410
Refundable value added tax
Russia	24,277	6,376
Chile	412	336
Other	264	1,346

	$58,093	$21,374

1% net smelter return royalty
The 1% net smelter return royalty (“1% NSR”) is payable to the Company from Crystallex International Corporation’s (“Crystallex”) share of gold production from its Lo Increible properties in the Bolivar State of Venezuela (after 300,000 ounces of gold have been produced and provided that the quarterly average gold price is greater than $300 per ounce). During the first quarter of 2005, the Company re-assessed the recoverability of the carrying value of its 1% NSR interest in the Lo Increible property in Venezuela and determined that as a result of the uncertainty surrounding the economic viability of the ore from the La Victoria deposit (located within the Lo Increible property) as reported by Crystallex, a write-down of $3.1 million relating to the La Victoria portion of the 1% NSR was required.

Mining contracts and concessions previously granted to foreign companies within Bolivar State are currently under review by the Venezuelan government. As a result, the remaining carrying value of the 1% NSR may differ from that presented in the balance sheet.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

7	Long-term debt

	2005	2004

Kupol bridge loan facility	$150,000	$46,000
Corporate convertible notes	54,300	51,974
Petrex project loan facilities:
Tranche A loan facility	12,130	12,130
Tranche B long-term working capital facility
(50.7 million South African rand)	8,027	9,029
	20,157	21,159
Refugio working capital loans:
Macquarie Bank Limited, revolving term loan	8,250	-
Scotiabank Sud Americano, demand loan	4,925	-
Scotiabank Sud Americano, operating line of credit	550	-
	13,725	-
Refugio capital leases	13,211	13,034
Julietta project loan facility	-	1,500
	251,393	133,667
Less: current portion	(28,964)	(3,730)
	$222,429	$129,937

During 2005, interest and financing costs capitalized to property, plant and equipment totalled $12.5 million in 2005 (2004 - $4 million; 2003 - $nil), consisting of $11.7 million (2004 - $3.1 million; 2003 - $nil) being capitalized to the development of the Kupol property and $0.8 million (2004 - $0.9 million; 2003 - $nil) to the construction of new facilities at the Refugio Mine.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Kupol bridge loan facility
On June 24, 2005, a subsidiary of the Company signed an agreement with Bayerische Hypo- und Vereinsbank AG ("HVB") to increase the bridge loan facility for the development of the Kupol project in Russia to $150 million. This was the second time that HVB had agreed to increase the facility. The original facility established on July 21, 2004 was for $60 million prior to being increased to $100 million in April 2005. Interest is payable at a rate of the London Inter Bank Offered Rate (“LIBOR”) plus 2.5% for the first year of the loan, increasing to LIBOR plus 2.75% in the second year. At December 31, 2005, the $150 million facility had been fully drawn down. Amounts drawn on the facility above $100 million will mature on March 31, 2006 (extended to April 30, 2006), while the remaining amounts will mature on July 21, 2006. In the first quarter of 2006, HVB agreed to extend the maturity date to April 30, 2006 with respect to the amounts drawn on the facility above $100 million.

As the bridge loan facility is required to be repaid from a portion of the proceeds from the Project Loan and IFC Loan (see below), the amount owing under the bridge loan facility has been classified as a long-term liability on the consolidated balance sheet at December 31, 2005. The facility is guaranteed by the Company and includes customary covenants for debt financing of this type, including maintenance of certain financial ratios by the Company.

As consideration for the facility, the Company paid a $1.35 million arrangement fee to HVB in 2004 and is paying a commitment fee equal to 1% per annum, payable quarterly, on the undrawn balance of the facility. On April 28, 2005, the Company issued 500,000 share purchase warrants to HVB, exercisable at $2.80 per share and expiring on April 28, 2010, in connection with the April 2005 increase in the bridge loan facility. The fair value of the HVB warrants was estimated at $267,000 using the Black-Scholes option pricing model. The Company also paid Endeavour Financial a success fee of $225,000 in 2004 and additional success fees of $562,500 in 2005 with respect to the subsequent increases in the principal amount of the facility.

At December 31, 2005, as expected by both the Company and HVB, due to the increase in the Kupol bridge loan facility, the Company was not in compliance with several of its loan covenant ratios which were based on the original facility amount. However, HVB has agreed to waive the requirement for the Company’s compliance with respect to these covenants for the 2005 year-end.

Kupol project financing
During the fourth quarter of 2005, Chukotka Mining and Geological Company, a 75% owned subsidiary of the Company, signed loan agreements for up to $425 million of financing for the construction of the Kupol Mine. The loans consist of a Project Loan for up to $400 million and a subordinated Loan from International Finance Corporation (“IFC”) of $25 million. Drawdown of the Project Loan and IFC Loan is expected to commence by early April 2006. The material conditions precedent for drawdown are final mine construction permits for the Kupol Mine and the required equity contributions from the Company and the Government of Chukotka.

The Project Loan consists of two tranches. The first tranche is for $250 million and is fully underwritten by the Mandated Lead Arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB"). The second tranche of the Project Loan for $150 million is from a group of multilateral and industry finance institutions, of which the Mandated Lead Arrangers are comprised of Caterpillar Financial SARL, Export Development Canada, IFC and

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Mitsubishi Corporation. Both tranches of the Project Loan will be drawn down on a pro rata basis and will be administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

The $250 million tranche of the Project Loan will have a six and a half year term from drawdown, and the $150 million tranche will have a seven and a half year term. The annual interest rate is expected to be (a) LIBOR plus 2% prior to economic completion of the Kupol Mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is secured against the Kupol Mine and will be guaranteed by the Company until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type.

The $25 million IFC Loan will form part of the Company’s and the Government of Chukotka’s project equity contributions. This Loan, will be guaranteed by Bema until economic completion of the Kupol Mine, and will have an eight and a half year term from drawdown. The annual interest rate is LIBOR plus 2%. On November 22, 2005, as part of the loan agreement, the Company issued 8.5 million share purchase warrants to the IFC, each warrant entitling the IFC to purchase one common share of Bema at a price of $2.94 per share until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC Loan. The fair value of the IFC warrants was calculated to be $10.4 million using the Black-Scholes option pricing model based on a risk free annual interest rate of 4%, an expected life of 4 years, an expected volatility of 40% and a dividend yield rate of nil. The fair value of these warrants has been capitalized, as deferred financing costs (Note 6).

HVB has also provided the Company a $17.5 million construction cost overrun facility for the Kupol Mine. In the event that the Company draws down under this facility, the Company will issue to HVB convertible unsecured notes with a seven year term from drawdown. The holder of the notes will have the right prior to maturity or repayment of the notes to convert the notes into common shares of the Company at a conversion price equal to a 35% premium to the Company’s average share price in the 20 consecutive trading days following the initial drawdown of the Kupol Project Loan. The annual interest is expected to be at the rate of LIBOR plus 2.5% during the period of four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

Pursuant to an agreement between the Company and Endeavour Financial, Endeavour Financial received a fee of $5,531,250 for providing assistance in structuring, sourcing, negotiating and closing the project financing. At December 31, 2005, $100,000 of the fee had been paid leaving $5,431,250 owing to Endeavour Financial. Pursuant to the agreement, the Company elected to pay the remaining $5,431,250 by issuing 1,964,924 common shares to Endeavour Financial in January 2006. The number of shares to be delivered was determined on December 15, 2005, using the 10 day weighted average fair value of Bema shares. The amount of $5,431,250 has been disclosed as convertible debt within shareholders’ equity on the consolidated balance sheet as at December 31, 2005.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Corporate convertible notes
On February 25, 2004, the Company completed an offering of $70 million senior unsecured convertible notes maturing February 26, 2011 (the “Convertible Notes”). The Convertible Notes were issued at par and bear interest at 3.25% per annum payable on February 26 in each year. The conversion price was set at $4.664 per share representing a 37.5% premium above the volume weighted average price on the pricing date. The maximum number of shares issuable upon conversion based on the established Conversion Price is 15,008,576 shares. The Convertible Notes are redeemable at par on maturity. A commission of 3.5% of the principal amount of the Convertible Notes or $2.45 million was paid in 2004 with respect to the financing. In addition, the Company paid to Endeavour Financial a financing fee of $525,000 (or 0.75% of the face value of the Convertible Notes) upon closing and incurred other issue costs totalling $491,000. Net proceeds of the financing were used towards Refugio Mine construction, the continued development of the Kupol property and for general corporate purposes.

The note holder has the right to convert (“Conversion Right”) each Convertible Note held into fully-paid common shares of Bema at any time during the conversion period, beginning on June 26, 2004 and ending on the earlier of: (1) February 15, 2011; and (2) if the Convertible Notes have been called for redemption before the maturity date, the close of the business day which is 10 days before the date fixed for redemption. The note holder also has the right to require the Company to redeem each Convertible Note held on September 25, 2009 at a price equal to 100% of its principal amount together with accrued but unpaid interest.

The Convertible Notes may also be redeemed at the option of Bema at their principal amount together with accrued interest to the date fixed for redemption: (1) at any time on or after February 25, 2007, provided that the closing market price of Bema’s shares (on the American Stock Exchange on each of not less than 10 trading days in any period of 30 consecutive trading days ending not earlier than the seventh day prior to the date on which the relevant notice of redemption is given by Bema to the note holders) has exceeded 120% of the Conversion Price in effect on such trading day; or (2) at any time if prior to the date on which the relevant notice of redemption is given by Bema less than 10% in principal amount of the Convertible Notes originally issued remain outstanding.

For accounting purposes, the Convertible Notes contain both a liability component and an equity component being the holder’s conversion right, which have been separately presented in the consolidated balance sheets. The Company has allocated the $70 million face value of the Convertible Notes, to the liability and equity components, proportionately, based on their respective fair values. The fair value of the liability component was determined by discounting the stream of future payments of interest and principal at the estimated prevailing market rate of 7% for a debt instrument of comparable maturity and credit quality but excluding any conversion privilege by the holder. The fair value of the convertible right was measured using the Black-Scholes option pricing model, and was based on a risk free annual interest rate of 3.69%, an expected life of 7 years, an expected volatility of 50% and a dividend yield rate of nil. As a result, the Company allocated $50.2 million of the gross proceeds received to debt and $19.8 million to equity. Interest is recognized by accreting the liability component of $50.2 million to its face value of $70 million over the term of the Convertible Notes, calculated based on an estimated effective annual interest rate of 8.85% . For the year ended December 31, 2005, interest relating to the accretion of the debt totalled $4.6 million (2004 - $3.7 million) of which $1.9 million (2004 - $1.3 million) was expensed and included as interest and financing

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

expense and $2.7 million (2004 - $2.4 million) was capitalized to property, plant and equipment.

Debt issuance costs totalling approximately $3.5 million have also been allocated between debt and equity components. Issuance costs of approximately $2.5 million relating to the debt component have been deferred (classified as deferred financing costs) and are being amortized over the term of the Convertible Notes. For the year ended December 31, 2005, amortization of these deferred financing costs totalled $371,000 (2004 - $425,000) of which $116,000 (2004 - $93,000) was expensed and $255,000 (2004 - $332,000) was capitalized to property, plant and equipment. Issuance costs of $1 million relating to the equity component were charged to equity.

Petrex project loan facilities
On October 24, 2002, to complete the acquisition of Petrex, EAGC arranged a loan facility from a syndicate of banks led by SBL (Note 5). On February 14, 2003, Bema completed the acquisition of EAGC upon reaching agreement with the bank syndicate that the collateral for the loan facility would be limited to the Petrex assets and that the Company would not guarantee the repayment of the loan facility.

The loan facility consisted of two tranches, tranche A of $35 million used by EAGC to finance part of its purchase price of Petrex and tranche B equal to the rand equivalent of $5 million at draw down, used to provide a long-term working capital facility to Petrex with respect to the operation and maintenance of its mines. Tranche A and tranche B facilities have a term of six years each and may be prepaid in full or in part at any time without penalty. The tranche A facility is repayable in quarterly instalments beginning six months after closing. Interest on the tranche A advance is 3.5% per annum over US$ LIBOR until the passing of a “capacity test”, following which the interest rate will be reduced to 2.5% over US$ LIBOR. The tranche B facility bears interest at 3.25% per annum over the Johannesburg Inter Bank Offered Rate.

At December 31, 2004, the Company was in breach of several loan coverage ratios. However, during 2004, the Company had reached agreement with the Petrex project loan lenders regarding certain amendments to put the loan in good standing throughout 2005. In 2004, pursuant to the agreed heads of terms:

  Petrex liquidated 384,096 ounces of its rand denominated gold put option contracts, maturing between October 2005 and December 2008, and also its gold lease swap contracts for cash proceeds of $15.3 million. Of this amount, $11.87 million was used to reduce the tranche A loan balance from $24 million to approximately $12.1 million and $3.4 million was applied against half of the deferred put premiums owed relating to the original purchase of put options required for the project loans.
  All covenant requirements as laid out within the original loan agreements were waived until after December 31, 2005.
  Under an 18 month capital repayment holiday from September 2004 to December 2005, the scheduled payments of $1 million due in September 2004, $1.5 million due in December 2004 and $5.5 million due in 2005, have been deferred to 2006 and later.
  The revised repayment schedule has yet to be formally documented, but is expected to be set at a level dependent upon the cash flows from the Petrex Mines available for debt service.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

At December 31, 2005, the Company was also in breach of several loan coverage ratios and is not expected to meet some of its loan coverage ratios in 2006. As a result, the entire outstanding balance of the Petrex project loan facility and the rand denominated working capital facility, totalling $12.1 million and $8 million, respectively, have been classified as current liabilities on the consolidated balance sheet as at December 31, 2005.

Refugio working capital loans
During the third quarter of 2005, due to the delayed start-up at the Refugio Mine, the Company’s joint venture partner Kinross agreed to fund 100% of the remaining 2005 cash call requirements in the event that the mine did not process the quarterly budgeted ore tonnes. As a result, Kinross has guaranteed the repayment of a $10 million demand loan facility entered into with Scotiabank Sud Americano (“Scotiabank”) by the joint venture company, CMM. As at December 31, 2005, $9.85 million (the Company’s 50% share - $4.925 million) of the facility had been drawn down. Interest is payable at an annual rate equal to LIBOR plus 3%. In addition, CMM has a $2 million operating line of credit with Scotiabank of which $1.1 million was drawn down (the Company’s 50% share - $550,000) at December 31, 2005.

On May 10, 2005, a subsidiary of the Company entered into a $10 million revolving term loan facility with Macquarie Bank Limited (“Macquarie”) for working capital purposes relating to the recommencement of operations at the Refugio Mine. At December 31, 2005, the Company had drawn down $8.25 million of the facility. The Company has guaranteed the facility, which matures on March 31, 2007. Interest is payable at an annual rate equal to LIBOR plus 2.25% . As consideration for the facility, the Company paid an arrangement fee of $80,000 to Macquarie and is paying a commitment fee of 0.50% per annum, payable quarterly, on the undrawn balance of the facility. The facility includes customary covenants for debt financing of this type.

Refugio capital leases
During 2005 and 2004, CMM financed the acquisition of its Refugio mining equipment fleet through capital leases having effective interest rates ranging from 5.68% to 6.2% per annum. The underlying equipment secures these leases. At December 31, 2005, the Company’s portion of the future minimum lease payments is as follows:

Year ended December 31
2006	$4,268
2007	3,407
2008	3,400
2009	4,057
2010	105

15,237
Less imputed interest	(2,026)

Present value of net minimum lease payments	$13,211

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

8	Asset retirement obligations

The Company’s asset retirement obligations consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analysis is performed on an ongoing basis. In calculating the fair value of the Company’s asset retirement obligations, management used a credit adjusted risk-free rate applicable to each geographic location. Although the ultimate amount to be incurred is uncertain, the total liability for asset retirement obligations is estimated to be approximately $23.8 million at December 31, 2005 (2004 - $21.2 million), on an undiscounted basis. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time extending to over 10 years in the future.

The following table shows the movement in the liability for asset retirement obligations:

	2005	2004

Balance at beginning of the year	$17,418	$15,380
Additions incurred during the year	2,936	561
Accretion expense	1,667	1,477
Cost paid for settlement of obligations	(1,590)	-
Change in expected future cash flows	(721)	-

Balance at end of the year	$19,710	$17,418

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

9	Capital stock

	2005		2004		2003

	Shares	Amount	Shares	Amount	Shares	Amount
	(‘000’s)		(‘000’s)		(‘000’s)

Balance, beginning of year	400,499	$557,365	355,688	$441,309	255,997	$317,494
Issued during the year
For cash, net of costs (i)	50,070	115,047	35,500	103,493	25,273	51,376
For cash on exercise of
warrants	-	-	4,878	7,188	4,485	3,182
For cash on exercise of
stock options	1,698	1,940	4,373	4,449	4,886	4,156
On acquisition of EAGC
Ventures Corp. (Note 5)	-	-	-	-	62,854	62,271
On conversion of
convertible debt (ii)	-	-	-	-	2,032	2,480
Transfer of fair value of
stock-based
compensation upon
exercise of stock options	-	475	-	734	-	-
Flow-though share
renunciation (i)	-	(1,451)	-	-	-	-
Other	317	800	60	192	161	350

Balance, end of year	452,584	$674,176	400,499	$557,365	355,688	$441,309

(i)

On October 5, 2005, the Company completed an equity financing with a syndicate of Canadian underwriters whereby the syndicate purchased 50.07 million common shares of the Company at a price of Cdn.$2.85 per share for gross proceeds of Cdn.$142.7 million. The Company paid the underwriters a commission equal to 4.5% of the gross proceeds of the offering upon closing. The proceeds from this equity financing are being used to further advance the development of the Kupol property and for general corporate purposes.

On November 17, 2004, the Company completed an equity financing with a syndicate of underwriters whereby the syndicate purchased 34.25 million common shares of the Company at a price of Cdn.$3.65 per share for gross proceeds of Cdn.$125 million. The Company paid the underwriters a commission equal to 5% of the gross proceeds of the offering.

On October 25, 2004, the Company completed a non-brokered flow through private placement and issued 1.25 million flow through shares at a price of Cdn.$4.00 per share for gross proceeds of Cdn.$5 million. Proceeds from the financing were used for exploration at the high-grade Monument Bay gold property in north eastern Manitoba. In February 2005, the Company renounced Cdn.$5 million of the flow through financing to investors with an effective date of December 31, 2004. In accordance with EIC-146, “Flow-through shares”, the Company reduced its share capital by an amount based on the temporary taxable differences created by the renunciation. The amount of $1,451,000 was based on a tax rate of 35.62% applied to the temporary difference of Cdn.$5 million.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

In 2003, the Company completed a private placement of 23 million common shares at a price of Cdn.$3.00 per share for gross proceeds of Cdn.$69 million and also a private placement of 2,272,727 flow-through shares, to fund the Monument Bay 2003 summer exploration program, for gross proceeds of Cdn.$5 million.

(ii)

In June 2003, the Company issued 1,948,938 and 82,590 common shares to Endeavour Financial upon the exercise of convertible notes, at a conversion price of Cdn.$1.90 per share, for advisory success fees and advisory milestone fees, respectively. These fees were payable in connection with the Arrangement between the Company and EAGC (Note 5).

Bema has a stock option plan for its directors and employees to acquire common shares of Bema at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for a period not to exceed ten years, as the plan allows for a maximum term of 10 years. At December 31, 2005, a total of 5,143,883 common shares remain available for issuance under the stock option plan. On February 14, 2006, 1.97 million stock options were granted to directors and employees by the Company having an exercise price of Cdn.$4.35 per share and expiring on February 13, 2011.

A summary of changes to stock options outstanding is as follows:

		Weighted-
	Number of	average
	outstanding	exercise price
	options	(in Cdn.$)

Outstanding at December 31, 2003	15,905,652	1.49
Granted	4,570,000	3.99
Exercised	(4,372,894)	1.30
Cancelled	(11,717)	1.49

Outstanding at December 31, 2004	16,091,041	2.25
Granted	5,040,000	3.03
Exercised	(1,697,473)	1.37
Cancelled	(131,916)	3.03

Outstanding at December 31, 2005	19,301,652	2.51

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Stock options outstanding and exercisable as at December 31, 2005 are as follows:

				Weighted-		Weighted-
	Range of	Number of	Weighted-	average	Number of	average
	exercise price	outstanding	average years	exercise price	exercisable	exercise price
	(in Cdn.$)	options	to expiry	(in Cdn.$)	options	(in Cdn.$)

Granted in 2001	0.31	92,500	0.3	0.31	92,500	0.31
Granted in 2002	1.04	792,283	1.3	1.04	792,283	1.04
Granted in 2003	1.40 - 5.39	8,931,869	2.3	1.64	8,931,869	1.64
Granted in 2004	3.43 - 4.53	4,445,000	8.0	3.99	4,445,000	3.99
Granted in 2005	2.42 - 3.59	5,040,000	8.3	3.03	1,633,330	3.04
		19,301,652	5.1	2.51	15,894,982	2.40

In 2005, a stock-based compensation expense of $3.7 million (2004 - $5 million, 2003 - $3.1 million) was charged to operations and credited to shareholders’ equity to reflect the fair value of stock options granted. For the majority of options granted in 2005, one-third of the options vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. All of the options granted in 2004 and 2003 have fully vested in 2005. At December 31, 2005, approximately $1.1 million of the fair value of stock options previously granted remain to be expensed, of which $964,000 will be expensed in 2006, with the balance of $162,000 being expensed in 2007 and 2008. In 2005, a transfer of $475,000 (2004 - $734,000) was made to share capital from the category “value assigned to stock options and share purchase warrants” under shareholders’ equity with respect to exercised stock options.

The fair values of the options granted in 2005, 2004 and 2003 were estimated at Cdn.$0.91, Cdn.$1.214 and Cdn.$0.60, respectively, per option at the grant date. The fair value of the options granted has been calculated using the Black-Scholes option pricing model, based on the following assumptions:

  Risk free interest rate of 3% to 4% per annum
  Expected life of 2 to 3 years
  Expected volatility of 50%
  Dividend yield rate of Nil

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options at date of grant.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table shows the movement in the category “value assigned to stock options and share purchase warrants” as presented under shareholders’ equity on the consolidated balance sheet:

	2005	2004

Balance at beginning of the year	$19,060	$14,814
Stock option expense	3,683	4,980
IFC warrants (Note 7), fair value assigned	10,384	-
HVB warrants (Note 7), fair value assigned	267	-
Transfer to share capital on the exercise of options	(475)	(734)

Balance at end of the year	$32,919	$19,060

Share purchase warrants outstanding as at December 31, 2005 are disclosed in the following table. All of these warrants were exercisable at December 31, 2005, except for the IFC warrants which will become exercisable on April 2, 2006.

	Number of
	outstanding
	warrants	Expiry price	Expiry date

Warrants issued in connection
with EAGC acquisition (Note 5):
SBL warrants	1,500,000	Cdn.$1.40	October 24, 2007
EAGC warrants (net of 75,100
exercised in 2004)	23,786,650	Cdn.$1.90	October 22, 2007

Warrants issued in connection
with Kupol project financing
(Note 7):
IFC warrants	8,503,401	$2.94	March 1, 2014
HVB warrants	500,000	$2.80	April 28, 2010
	34,290,051

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

10	Gold and silver commitments

The Company was required by lenders of its project loan facilities to enter into gold hedge contracts over the life of the loans in order to cover a portion of the value of the mines’ future operating and debt service costs. In addition, the Company may at times enter into additional gold forward and/or gold and silver option contracts to protect against a decline in future metal prices. The following is a summary, by maturity dates, of the Company’s gold and silver derivative contracts outstanding at December 31, 2005:

	2006	2007	2008	2009-2012

Gold
Forward contracts (ounces)	58,350	10,050	4,000	158,500
Average price per ounce	$366	$421	$496	$509

Dollar denominated -
Put options purchased
$290 strike price (ounces)	23,790	21,342	38,646	-
$390 to $422 strike price
(ounces)	68,000	68,000	38,500	-
$470 to $480 strike price
(ounces)	-	-	6,250	274,500

Call options sold (ounces)	60,250	59,000	41,500	224,500
Average price per ounce	$463	$462	$475	$537

Contingent forwards sold (maximum)
$350 strike price (ounces)	36,000	36,000	33,000	99,000

Silver
Forward contracts (ounces)	250,000	-	-	2,700,000
Average price per ounce	$6.65	$-	$-	$8.20

Put options purchased
(ounces)	600,000	-	-	2,700,000
Average price per ounce	$6.34	$-	$-	$7.00

Call options sold (ounces)	600,000	-	-	2,700,000
Average price per ounce	$7.65	$-	$-	$9.50

During the third quarter of 2005, as part of the hedge program required by the Kupol project loan financing, the Company entered into 130,750 ounces of one-to-one gold collars (put options purchased at $470 per ounce/ call options sold at $530 per ounce), 2.7 million ounces of one-to-one silver collars (put options purchased at $7 per ounce/ call options sold at $9.50 per ounce), 162,500 ounces of gold forward contracts at an average price of $509 per ounce and 2.7 million ounces of silver forward contracts at $8.20 per ounce. In addition to the contracts included in the table above, the Company has silver floating lease rate swaps totalling 4.5 million ounces of silver at a fixed annual rate of 2%, expiring throughout the years 2009 to 2011.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

With respect to the contingent gold forward contracts (“CFC”) included in the table above, the Company has $350 per ounce CFC that are dependent on the quarterly average gold price. If the average spot gold price is above $400 per ounce at month end, then the Company is obliged to deliver the total amount of ounces maturing at month end at a price of $350 per ounce. If the average gold price is less than $350 per ounce at the end of the month, then no ounces are deliverable. If the gold price falls between $350 and $400 per ounce, then the amount of ounces to be delivered is prorated proportionately.

11	Fair value of financial instruments

At December 31, 2005, marketable securities had a quoted market value of $16.5 million (2004 - $13.8 million). The fair value of the Company’s convertible notes having a carrying value of $73.1 million (Note 7), including the equity component, was estimated to be $68.4 million as at December 31, 2005.

The fair values of the Company’s other financial instruments approximate carrying values due to the short-term or floating rate nature of these instruments, except as noted below.

	2005		2004
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Option contracts	$2,449	$2,449	$13,761	$13,761
Gold forward and option contracts	(66,966)	(109,796)	(49,299)	(51,489)
Interest rate protection contracts	-	1,156	-	-

For gold forward and option contracts, fair value was calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair value was determined using market interest rates.

Financial instruments which subject the Company to market risk and credit risk consist primarily of gold forward and option contracts and cash and cash equivalents. The Company's exposure to credit risk in the event of non-performance by counterparties in connection with its gold and silver forward, option and interest rate contracts is limited to the unrealized gains on outstanding contracts based on current market prices. The Company believes it minimizes its credit risk by monitoring the financial condition of its counterparties and dealing with large, credit worthy institutions.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

12	Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On acquisition of mineral property interests the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount.

The following sets forth the tax effect of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities:

	2005	2004

Future income tax assets
Operating loss carry-forwards	$54,128	$37,272
Current assets and liabilities	1,548	5,824
Investments	6,383	5,555
Property, plant and equipment	9,822	4,080
Unrealized fair value of derivative liabilities	15,028	13,896
Asset retirement obligations	6,247	5,612
Other	5,038	3,747

Gross future income tax assets	98,194	75,986

Valuation allowance
Canada	(21,468)	(18,326)
Chile	(17,950)	(7,936)
Russia	-	-
South Africa	(30,319)	(27,545)
United States	(7,720)	(7,603)

	(77,457)	(61,410)

Net future income tax assets	20,737	14,576

Future income tax liabilities
Property, plant and equipment	(43,988)	(25,050)
Unrealized fair value of derivative assets	(121)	(4,597)
Other	(1,535)	(4,150)
	(45,644)	(33,797)

Net future income tax liability	$(24,907)	$(19,221)

The net future income tax liability is comprised of:
Future income tax assets	5,100	5,100
Future income tax liabilities	(30,007)	(24,321)

Net future income tax liability	$(24,907)	$(19,221)

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Non-capital loss carry-forwards for Canadian tax purposes of $29 million expire in the following years unless utilized:

2006	$ 3.5 million
2007	1.7 million
2008	3.7 million
2009	5.2 million
2010	7.1 million
2014	7.4 million
2015	0.4 million

The Company’s portion of accumulated tax loss carry-forwards in South Africa and Chile total approximately $21 million and $144 million, respectively, and have no expiry date. For U.S. income tax purposes, loss carry-forwards of $16 million commence to expire in 2006 to 2025 unless utilized. Tax loss carry-forwards in Russia of approximately $23 million will commence to expire in 2014 to 2015.

13	Related party transactions

A former director, who ceased to be a director of the Company on June 23, 2004, is related to Endeavour Financial which provides financial consulting services to the Company. In addition, one other director of the Company was an employee of Endeavour Financial until December 31, 2005. Fees and interest charged on transactions with Endeavour Financial, which are more fully described in Notes 5,7 and 9(ii), aggregate $6,351,000 in 2005, $974,000 in 2004 and $2,613,000 in 2003. At December 31, 2005, the Company owed a balance of approximately $5.4 million (2004 - $nil) to Endeavour Financial which was satisfied by the issuance of 1,964,924 common shares in January 2006 (Note 7).

In addition to transactions disclosed elsewhere in these financial statements, the Company:

  provided management services, and evaluation and assessment work on resource properties to associated companies managed by Bema totalling $65,000 in 2005 (2004 - $69,000; 2003 - $57,000).

  was billed in 2005 by entities related to directors of Bema for legal and consulting services totalling $102,000 (2004 - $122,000; 2003 - $183,000). As at December 31, 2005, the Company had an accounts payable balance of $5,000 (2004 - $5,000) to these entities.

Included in accounts receivable is an amount of $430,000 (Cdn.$500,000) representing a non-interest bearing loan made on September 16, 1998 to the president and a director of the Company that is payable on demand.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

14	Joint ventures

The Company has included in its accounts the following aggregate amounts in respect of its joint ventures, Compania Minera Maricunga (50% held) which holds the Refugio Mine and Compania Minera Casale (24% held) which holds the Aldebaran property.

	2005	2004

Balance Sheets
Current assets	$12,693	$4,180
Property, plant and equipment	84,210	67,858
Unrealized fair value of derivative assets	-	1,814
Deferred derivative losses	4,614	5,496
Future income tax assets	5,100	5,100
Other assets	-	900
Current liabilities	17,845	7,765
Unrealized fair value of derivative liabilities	9,501	5,462
Long-term debt	9,879	10,803
Other liabilities	616	184
Asset retirement obligations	2,957	3,170

	2005	2004	2003

Statements of Operations
Mine operating loss	$(7,661)	$(6,354)	$(682)
Loss for the year	(10,559)	(2,425)	(973)

Statements of Cash Flows
Operating activities	(12,365)	(3,839)	75
Financing activities	2,919	(770)	-
Investing activities	(19,146)	(20,019)	(3,037)

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

15	Supplementary cash flow information

	2005	2004	2003

Changes in non-cash working capital
Accounts receivable	$2,576	$(5,836)	$(3,632)
Inventories	(13,667)	(1,626)	(774)
Accounts payable	3,439	2,527	6,035

	$(7,652)	$(4,935)	$1,629

	2005	2004	2003

Non-cash investing and financing activities:
Endeavour Financial financing fess to be
settled with shares (Note 7)	$5,431	$-	$-
Fair value assigned to warrants issued to IFC
and HVB for Kupol financing (Note 7)	10,651	-	-
Refugio Mine equipment acquired under
capital leases	2,096	13,603	-
Common shares issued for other non-cash
consideration	800	192	350
Subsidiary’s common shares issued for
non-cash consideration	-	522	-
Accretion of convertible notes and amortization
of deferred financing costs capitalized
to property, plant and equipment	6,303	3,093	-
Accounts payable relating to mine
construction and property development	2,697	5,168	-
Accounts payable relating to debt financing	2,565	-	-
Common shares issued for shares of EAGC
(Note 5)	-	-	62,271
Fair value of EAGC share purchase
warrants and stock options exchanged (Note 5)	-	-	11,645
Convertible notes issued to Endeavour
Financial for EAGC acquisition (Note 9)	-	-	2,480

Current income taxes paid	35	1,148	2,079
Interest paid	9,767	3,959	4,599

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

16	Segmented information

The Company has two reportable segments: Gold mining operations and Exploration and development. Gold mining operations consists of the Julietta Mine in Russia, the Petrex Mines in South Africa, acquired on February 14, 2003, and the Company’s 50% interest in the Refugio Mine in Chile which reached commercial production in the fourth quarter of 2005. The Exploration and development segment consists of the Company’s non-producing properties located in Canada, Chile, Russia, South Africa and the United States. The tables below present information about reported segments for the years ended December 31:

	Net income (loss)			Total assets
	2005	2004	2003	2005	2004

Gold mining operations
Julietta	$(1,976)	$(11,678)	$(1,517)	$84,824	$85,954
Petrex	(8,583)	(34,883)	(13,533)	115,941	118,343
Refugio	(10,559)	(2,425)	(973)	103,397	95,292

Exploration and
development
Kupol	-	-	-	354,847	184,254
Other	(14,096)	(11,994)	(1,060)	39,059	52,233

Unallocated corporate
Cash	-	-	-	53,853	15,451
Marketable securities	-	-	-	3,553	3,554
Notes receivable and
investments	3,774	1,434	(139)	22,971	12,742
General and admin.	(9,272)	(8,901)	(7,125)	-	-
Fair value of
derivatives and
deferred derivative
losses	-	-	-	2,449	20,479
Unrealized derivative
losses	(30,219)	(6,087)	(7,481)	-	-
Stock-based
compensation	(3,683)	(4,980)	(3,147)	-	-
Other	(6,343)	(101)	4,399	12,818	4,751

Total	$(80,957)	$(79,615)	$(30,576)	$793,712	$593,053

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

	Gold revenue
	2005	2004	2003

Gold
Julietta	$35,958	$32,645	$39,448
Petrex	62,489	59,488	47,369
Refugio	9,570	-	-

Total	$108,017	$92,133	$86,817

	Capital expenditures
	2005	2004	2003

Gold
Julietta	$9,336	$8,888	$3,813
Petrex	7,051	8,869	7,593
Refugio	19,146	20,019	2,981

Exploration and
development
Kupol	172,120	82,331	35,920
Other	6,573	7,470	6,093

Unallocated corporate	205	330	182

Total	$214,431	$127,907	$56,582

The Company’s capital assets are located in the following geographical locations:

	2005	2004

Capital assets at end of year
Canada	$4,635	$9,548
Chile	112,940	96,070
Russia	358,506	205,547
South Africa	105,365	105,428
United States	2,290	2,290

	$583,736	$418,883

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

17	Differences between Canadian and U.S. generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differ in certain material respects from accounting principles generally accepted in the United States ("U.S. GAAP").

In the current year, the Company has restated its reported balances and results under U.S. GAAP to properly account for future income tax liabilities associated with property exploration and development expenditures where mineralization has not been classified as proven and probable reserves under SEC rules.

Under Canadian GAAP, the Company has capitalized certain exploration and development expenditures as property, plant and equipment, and recognized a future income tax liability for temporary timing differences between the book and tax values of such capitalized expenditures. Under U.S. GAAP, the capitalized expenditures have been expensed as exploration expenditures (Note 17(v)). Consequently, the differences between the book and tax values of such expenditures should have been reduced, resulting in a corresponding reduction in the associated future income tax liabilities required under U.S. GAAP. To properly account for this item under U.S. GAAP the consolidated balance sheets and consolidated statements of operations for the years ended December 31, 2004 and 2003 under U.S. GAAP, have therefore been restated to reflect the difference in future income tax liabilities.

The effects of the restatements for U.S. GAAP purposes were a reduction in the loss and comprehensive loss for the years ended December 31, 2004 and 2003 of $4.5 million and $10.1 million respectively; a reduction in the future income tax liabilities recorded at December 31, 2004 and 2003 of $14.6 million and $10.1 million respectively and a reduction in the deficit of $14.6 million and $10.1 million at December 31, 2004 and 2003 respectively.

In addition, such restatements reduced the net loss per common share for 2004 and 2003 on a basic and fully diluted basis by $0.01 and $0.03 respectively. The restatements under U.S. GAAP had no effect on the Company’s primary financial statements and related notes prepared in accordance with Canadian GAAP (other than Note 17).

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Material differences between Canadian and U.S. GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below:

		2004
	2005	(restated)

Consolidated Balance Sheets
Shareholders’ equity
Canadian GAAP	$387,992	$332,847
Depreciation and depletion (ii)(iv)	(13,114)	(15,832)
Investment losses (iii)(v)	(5,459)	(2,903)
Write-down of Refugio Mine (iv)	(14,737)	(14,737)
Write-down of net smelter royalty (iv)	(1,256)	(4,355)
Write-down of Petrex Mines (iv)	(51,635)	(51,635)
Exploration expenditures (v)	(112,750)	(113,399)
Amortization of undeveloped mineral interests (v)	(10,626)	(10,626)
Unrealized derivative losses (vii)	(40,974)	(2,190)
Derivative instruments transition adjustments (vii)	(4,614)	(6,718)
Long-term investments (iii)	12,583	10,101
Marketable securities (iii)	12,960	10,215
Convertible debt (i)	(15,700)	(17,045)
Interest and financing costs (viii)	(7,207)	(1,535)
Future income taxes recovery (v)(vi)	22,739	14,594
Other	2,221	2,221
U.S. GAAP	$160,423	$129,003

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

		2004	2003
	2005	(restated)	(restated)

Consolidated Statements of Operations
Net loss for year
Canadian GAAP	$(80,957)	$(79,615)	$(30,576)
Depreciation and depletion (ii)(iv)	2,718	1,807	(7,261)
Write-down of Petrex Mines (iv)	-	-	(51,635)
Net smelter royalty write-down (iv)	3,099	-	-
Reversals of write-downs of amounts previously recorded (v)	9,563	-	-
Exploration expenditures, net (v)	(8,914)	(62,440)	(29,178)
Future income taxes recovery (v)	8,145	4,458	10,136
Amortization of undeveloped mineral interests (v)	-	-	(10,626)
Equity in losses of associated companies (v)	(2,556)	(2,067)	(335)
Derivative instruments (vii)	(36,680)	(4,943)	4,094
Dilution loss (gain) (iii)	(3,863)	(1,720)	24
Change in accounting policy (ix)	-	-	321
Convertible debt (i)	1,345	1,804	-
Interest and financing costs (viii)	(5,672)	(1,535)	-
Flow-through shares (xi)	(576)	-	-
Other	-	(191)	(110)
Net loss under U.S. GAAP before
comprehensive income adjustments	(114,348)	(144,442)	(115,146)
Available-for-sale securities (iii)	2,903	5,136	8,627
Derivative instruments (vii)	-	-	(349)

Comprehensive loss	$(111,445)	$(139,306)	$(106,868)

Net loss per common share - U.S. GAAP -
basic and diluted	$(0.28)	$(0.40)	$(0.36)

In accordance with U.S. GAAP, certain expenses excluded from the determination of operating loss for Canadian GAAP purposes would be included for U.S. GAAP purposes. Operating loss under U.S. GAAP would be $35.6 million in 2005 (2004 - $130.8 million; 2003 - $105.4 million).

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

			2004
	2005		(restated)
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Consolidated Balance Sheets

Unrealized fair value of
derivatives, net (vii)	$(64,517)	$(105,491)	$(35,538)	$(37,728)
Marketable securities (iii)	3,553	16,513	3,554	13,769
Investments (iii)	12,946	15,485	5,593	12,791
Other assets (iv)	58,093	56,837	21,374	17,019
Property, plant and
equipment (ii)(iv)(v)	583,736	380,473	418,883	213,340
Future income tax liabilities	30,007	7,268	24,321	9,727
Derivatives transition
adjustments (vii)	4,614	-	6,718	-
Convertible debt equity
component (i)	18,849	-	18,849	-
Convertible debt (i)	54,300	70,000	51,974	70,000

(i)	Convertible debentures

Under U.S. GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the long-term debt and equity components are determined and shown separately with the debt component being accreted over time to its face value by way of a charge to earnings.

(ii)	Depreciation and depletion

Under U.S. GAAP and SEC regulations, depreciation and depletion calculated on the unit- of-production basis are based on proven and probable reserves, whereas under Canadian GAAP, proven and probable reserves and the portion of mineralization expected to be classified as reserves may be used.

(iii)	Marketable securities and investments

Under Canadian GAAP, marketable securities are carried at the lower of cost and market value. Under U.S. GAAP, the Company’s marketable securities are classified as available- for-sale securities. Under Canadian GAAP, investments in the shares of public companies over which the Company does not exercise significant influence are classified as long-term investments and are carried at cost unless there is an other than temporary impairment in value. Under U.S. GAAP, certain investments held by the Company are classified as available-for-sale securities.

Available-for-sale securities are not held principally for the purpose of selling in the near term, and are for U.S. GAAP purposes reported at fair value at the balance sheet date with any holding gains or losses not already reported on the statements of operations reported as a separate component of shareholders’ equity until realized or until an other than temporary decline in value occurs.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Under U.S. GAAP, where a subsidiary issues common stock in exchange for cash and that subsidiary is an exploration stage enterprise, dilution gains arising on the parent company’s change of interest in the subsidiary are credited directly to paid-in capital. Under Canadian GAAP, dilution gains and losses are reported in earnings.

(iv)	Accounting for the impairment of long-lived assets

Under U.S. GAAP up until December 31, 2003, only proven and probable reserves could be used in determining estimated future cash flows, whereas under Canadian GAAP, proven and probable reserves and the portion of mineralization expected to be classified as reserves could be used.

Under U.S. GAAP, a long-lived asset which is impaired must be written down to its fair value. The Company uses future net cash flows, discounted at an appropriate interest rate, to arrive at an estimate of fair value. In the fourth quarter of 2003, the Company wrote down the carrying value of its Petrex Mines by $51.6 million under U.S. GAAP. The Company had in prior years written down the carrying value of its Refugio Mine and a long-term net smelter royalty interest to fair value under U.S. GAAP. Under Canadian GAAP, up until December 31, 2003, impairment of a long-lived asset was measured by writing it down to its undiscounted cash flow value. Effective January 1, 2004, the Company adopted CICA 3063 which harmonized Canadian and U.S. GAAP by requiring that impaired assets be written down to fair value.

During 2005, under Canadian GAAP the Company wrote-down the 1% NSR as outlined in Note 6 which had previously been written down under U.S. GAAP.

(v)	Exploration expenditures and undeveloped mineral interests

Under U.S. GAAP, exploration costs are expensed as incurred. The Company also includes in equity in losses of associated companies, its share of exploration costs deferred by its equity investees. When proven and probable reserves are determined for a property, subsequent development expenditures incurred on the property are capitalized. Related future income taxes related to exploration expenditures are reversed as required. Under Canadian GAAP, exploration and associated costs relating to non-specific projects/ properties are expensed in the period incurred. Exploration costs relating to specific properties for which economically recoverable reserves are believed to exist may be deferred until the project to which they relate is sold, abandoned, placed into production or becomes impaired.

Under Canadian GAAP, net exploration expenditures of $8.9 million in 2005 (2004 - $62.4 million; 2003 - $29.2 million) are classified as investing activities on the Consolidated Statements of Cash Flows whereas under U.S. GAAP these expenditures would have been classified as operating activities.

Under Canadian GAAP, undeveloped mineral interests acquired on acquisition of subsidiaries are initially recorded at fair value and assessed annually for impairment. When proven and probable reserves and the portion of mineralization expected to be classified as reserves are identified, the carrying value of such interests is amortized to operations on a unit-of-production basis over the life of those reserves. Under U.S. GAAP up to December 31, 2003, the carrying value of undeveloped mineral interests was amortized to operations over the estimated exploration period required to identify proven and probable reserves.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Effective January 1, 2004, the Company adopted the provisions of EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. As a result, the Company prospectively changed its accounting policy for amortization of the value assigned to undeveloped mineral property interests, which will now be amortized over proven and probable reserves identified for those properties upon commencement of mining such reserves.

(vi)	Income tax information

Temporary differences giving rise to significant portions of future tax assets and future tax liabilities as calculated under Canadian GAAP are presented in Note 12. Under U.S. GAAP, gross future tax assets would total $158.8 million, $60.7 million higher than under Canadian GAAP of which $57.6 million relates to property, plant and equipment and $3.1 million relates to other assets. No net additional future income tax assets have been recognized under U.S. GAAP. Gross future tax liabilities related to available-for-sale securities and property, plant and equipment would be $7.5 million higher than under Canadian GAAP. Net future tax liabilities would decrease by $22.7 million (2004 - $14.6 million) due to the expensing of exploration costs under U.S. GAAP.

Net loss before income taxes for each of the years presented by geographic segment is as follows:

		2004	2003
	2005	(restated)	(restated)

Canada	$(20,518)	$(19,954)	$(11,105)
Chile	(20,073)	(8,986)	(1,432)
Russia	(47,893)	(69,248)	(25,342)
South Africa	(25,792)	(37,704)	(77,137)
United States	(72)	(8,550)	(130)

	$(114,348)	$(144,442)	$(115,146)

(vii)	Derivatives and hedging activities

For U.S. GAAP purposes, the Company adopted Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Investment and Hedging Activities” effective January 1, 2001 (“SFAS 133”). SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair value of derivatives are recognized in the earnings of the current period unless specific hedge accounting criteria are met.

Commencing January 1, 2004, under Canadian GAAP, the Company has designated its forward sales contracts as normal sales contracts, and has designated certain other derivative contracts entered into subsequently as hedges of future metal production. Consequently under Canadian GAAP, gains and losses on these contracts are being recognized in earnings when the related metal production occurs. In addition, under Canadian GAAP, gains and losses resulting from the mark-to-market adjustment of certain put/ collar derivative contracts that no longer qualified for hedge accounting have been deferred and are being amortized to the statement of operations in the period in which the derivative contracts expire. For U.S. GAAP purposes, all derivative contracts continue to be

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

recorded at their fair value with changes in fair value recognized in the statement of operations.

(viii)	Capitalized interest and financing costs

For U.S. GAAP purposes, interest and financing costs must be capitalized for all assets that require a period of time to get the assets ready for their intended purposes. The Company has capitalized interest and financing costs based on capital expenditures incurred at specific projects based on a weighted average borrowing rate. For Canadian GAAP, interest and financing costs are capitalized only for those projects for which funds have been specifically borrowed.

(ix)	Asset retirement obligations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement, effective for financial statements issued for fiscal years beginning after June 15, 2002, is substantially consistent with the CICA Handbook Section 3110, “Asset Retirement Obligations”, which is effective for fiscal years beginning on or after January 1, 2004. The Company adopted CICA 3110 for Canadian GAAP purposes and SFAS 143 for U.S. GAAP purposes effective January 1, 2003. Adoption of the standard under U.S. GAAP did not affect the loss per share as presented.

(x)	Other

U.S. GAAP requires investments in incorporated joint ventures to be accounted for using the equity method, while under Canadian GAAP, the accounts of incorporated joint ventures are proportionately consolidated. However, under an accommodation by the SEC, a foreign registrant may continue to follow proportionate consolidation for U.S. GAAP purposes. The Company has taken advantage of the accommodation. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Company’s interests in joint ventures is presented in Note 14.

(xi)	Flow-through shares

Under U.S. GAAP, when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares.

(xii)	Recent accounting pronouncements

In December 2004, the FASB issued SFAS 153 – Exchanges of Non-Monetary Assets – An amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non- monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the Company’s 2006 financial statements.

In June 2005, the Emerging Issues Task Force issued EITF 04-06 – Accounting for Post-Production Stripping Costs in the Mining Industry. The EITF requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-06 is effective for the Company’s 2006 financial statements and may result in a GAAP difference based on the proposed Canadian EIC D56 “Accounting for Deferred Stripping Costs in the Mining Industry” (see below).

New accounting pronouncements in Canada
Accounting for Deferred Stripping Costs in the Mining Industry
In October 2005, the CICA issued for comment a draft abstract, EIC D56 “Accounting for Deferred Stripping Costs in the Mining Industry”. If adopted, this EIC would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterments occur when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a units-of-production basis over the proven and probable reserves to which they relate. As at December 31, 2005, the Company does not have any deferred stripping costs.

Non-Monetary Transactions
Commencing with the Company’s 2006 fiscal year, the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section 3830) will apply to the Company. The amended recommendations will result in non-monetary transactions normally being measured at their fair values, unless certain criteria are met. The Company’s current operations are not affected by the amended recommendations.

Comprehensive Income
Commencing with the Company’s 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders’ equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2004 and 2003
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

18	Subsequent event

On March 13, 2006, the Company signed a letter of intent to sell its 70% interest in the Monument Bay property to Rolling Rock Resources Corporation (“Rolling Rock”), a TSX Venture Exchange listed company. Pursuant to the terms of the letter of intent, Rolling Rock shall purchase the Company’s 70% interest in the Monument Bay property for the aggregate consideration (the “Purchase Price”) of 15 million common shares in the capital of Rolling Rock (“Shares”). The Purchase Price shall be paid by Rolling Rock to the Company as follows:

  the issuance of 8 million Shares upon closing;
  the issuance of 4 million Shares upon completion of a feasibility study;
  the issuance of 3 million Shares upon commencement of commercial production.

In addition, Rolling Rock shall grant a 1.5% net smelter return royalty to the Company. The Company shall assign and transfer its 70% interest to Rolling Rock on the closing date. The Company would own an estimated 33.7% of the issued and outstanding common shares upon receipt of the 8 million Shares on closing. As a result, as at December 31, 2005, the carrying value of the Monument Bay property was written down by $9.6 million to its estimated fair value.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the operating results and financial position of Bema Gold Corporation (“Bema”) and its subsidiary companies and joint ventures (collectively the "Company”) for each of the years in the three-year period ended December 31, 2005 was prepared as at March 31, 2006 and should be read in conjunction with the Company’s Consolidated Financial Statements and related Notes for the same periods. All tabular amounts are in thousands of United States dollars unless otherwise stated, except per share and per ounce amounts.

OVERVIEW
Bema Gold Corporation is a Canadian based mining company engaged, through its subsidiaries and joint ventures, in the mining and production of gold and the acquisition, exploration, and development of precious metal properties principally in the Russian Federation, South Africa and Chile. The Company’s principal assets are: its Julietta Mine (79% owned) in Russia, the Petrex Mines (100% owned) in South Africa, the Refugio Mine (50% owned) in Chile, its 24% interest in the Cerro Casale deposit, a large undeveloped gold-copper deposit in Chile and its 75% interest in the Kupol project, a large high-grade gold-silver deposit in northeast Russia.

The Company’s growth strategy is to increase production through the advancement of existing development projects and through acquisition. The Company plans to continue to seek exploration and development opportunities that can be readily financed in current market conditions.

RESULTS OF OPERATIONS
The Company’s loss for the year ended December 31, 2005 was $81 million or $0.20 per share compared to a loss of $79.6 million or $0.22 per share in 2004 and a loss of $30.6 million or $0.09 per share in 2003. The Company’s loss in 2005 included an unrealized non-hedge derivative loss of $30.2 million resulting from the mark-to-market adjustment of the Company’s non-hedge derivative financial instruments. Also contributing to the loss in 2005 was a mine operating loss of $10.9 million incurred at the Petrex Mines. Operating costs continue to remain high at Petrex as a result of the strength of the South African rand versus the U.S. dollar. However, the change to a new mining contractor at Petrex has produced positive results with over 40,000 ounces of gold being produced at Petrex during the fourth quarter of 2005. The Company is continuing to pursue opportunities to improve the economics of the Petrex Mines through joint ventures or consolidations with other mining companies in the East Rand area. Refugio Mine restart costs totalled $9.9 million in 2005, which were expensed prior to the mine reaching commercial production in the fourth quarter of 2005. The loss in 2005 also included a write-down of the carrying value of the Company’s Monument Bay property and net smelter royalty interest in the Lo Increible property in the amount of $9.6 million and $3.1 million, respectively.

The increase in the loss in 2004 compared with 2003 was due mainly to $39.8 million of non-cash charges consisting of $27.3 million relating to the write-down of the Petrex goodwill, $8.5 million relating to the write-down of the Yarnell property and a charge of $4 million relating to the

1

suspension of open pit operations at the Petrex Mines. In addition, Refugio Mine re-start costs totalled $6.4 million in 2004 compared with $0.7 million in 2003.

The following is a summary of the Company’s unaudited quarterly results for the last two years:

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gold revenue	$37,036	$27,146	$22,357	$21,478	$26,445	$24,852	$21,150	$19,686
Mine operating earnings (loss)	$1,204	$(5,822)	$(5,723)	$(9,274)	$(11,152)	$(4,559)	$(7,782)	$(3,173)
Net earnings (loss)	$(28,921)	$(24,875)	$(12,345)	$(14,816)	$(44,649)	$(21,550)	$745	$(14,161)
Net earnings (loss) per
common share - basic	$(0.064)	$(0.062)	$(0.031)	$(0.037)	$(0.120)	$(0.059)	$0.002	$(0.039)
Cash from (to) operations	$2,169	$(2,005)	$(6,999)	$(9,070)	$(6,668)	$13,478	$(10,752)	$(4,425)

Gold revenue
Gold revenue in 2005 improved by 17% compared with 2004 to $108 million on sales of 245,103 ounces at an average realized price of $441 per ounce. The increase in revenue over 2004 was due to a 12% increase in the average price realized and a 5% increase in the number of ounces of gold sold. The Julietta Mine accounted for $36 million of gold revenue (net of hedge losses of $1.7 million) from the sale of 84,708 ounces of gold at an average price of $424 per ounce while $62.5 million was contributed by the Petrex Mines from 141,281 ounces sold at an average price of $442 per ounce. In addition, the Refugio Mine accounted for $9.6 million of gold revenue from the sale of 19,114 ounces of gold in the fourth quarter of 2005 at an average price of $501 per ounce. The spot price of gold averaged $445 and $409 per ounce in 2005 and 2004, respectively.

Gold revenue in 2004 increased slightly from 2003 due to the higher average price realized in 2004; this result occurred despite a 5% decrease in the number of gold ounces sold. In 2004, gold revenue increased by 26% at the Petrex Mines compared to a 17% decrease at the Julietta Mine, the latter being affected by a warehouse fire in February, 2004 that destroyed the entire spare parts inventory. Also in 2004, as contemplated in the Julietta mine plan, the ore mined at the Julietta Mine was of a lower grade than the ore mined in the first two years of operation, resulting in lower gold production.

		2005			2004			2003
	Gold sold	Revenue	Avg. realized	Gold sold	Revenue	Avg. realized	Gold sold	Revenue	Avg. realized
	(in ounces)	(‘000’s)	price/ ounce	(in ounces)	(‘000’s)	price/ ounce	(in ounces)	(‘000’s)	price/ ounce

Julietta	84,708	$35,958	$424	86,000	$32,645	$380	116,066	$39,448	$340
Petrex	141,281	62,489	$442	146,925	59,488	$405	129,457	47,369	$366
Refugio	19,114	9,570	$501	-	-		-	-

	245,103	$108,017	$441	232,925	$92,133	$396	245,523	$86,817	$354

2

Operations
Total gold production increased by 12% in 2005 compared with 2004 of which 9% related to production from the Refugio Mine which recommenced operations in 2005, reaching commercial production in the fourth quarter.

The Company’s overall gold production decreased by 8% in 2004 over 2003 due mainly to a 29% decrease in Julietta Mine production offset by an 11% increase at the Petrex Mines.

		2005			2004			2003
	Gold	Operating	Total	Gold	Operating	Total	Gold	Operating	Total
	production	cash cost	cash cost	production	cash cost	cash cost	production	cash cost	cash cost
	(in ounces)	(per ounce)	(per ounce)	(in ounces)	(per ounce)	(per ounce)	(in ounces)	(per ounce)	(per ounce)

Julietta	90,133	$208	$257	83,317	$189	$234	118,145	$111	$148
Petrex	147,126	$446	$446	146,228	$452	$452	132,170	$397	$397
Refugio	19,409	$286	$313	-	-	-	-	-	-
	256,668	$350	$370	229,545	$356	$373	250,315	$262	$279

Operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with this standard, include operating cash costs, royalties and production taxes.

Julietta Mine
In 2005, the Julietta Mine produced 90,133 ounces of gold, a favourable variance to budget of approximately 3,600 ounces, at an operating cash cost of $208 per ounce and a total cash cost of $257 per ounce versus budgeted costs of $192 and $243 per ounce, respectively. The Company applies its silver revenue as a credit against operating costs to produce an ounce of gold. The Julietta Mine had an operating loss of $351,000 in 2005 (2004 – operating loss of $532,000) which included depreciation expense of $14.3 million (2004 - $12.2 million) and hedge losses of $1.7 million (2004 - $2.5 million).

Mine productivity increased in 2005 due to a successful miner training program and to additions to the mine equipment fleet during the year. Increased experience in narrow vein mining methods also improved production. Silver revenue, applied as a credit against operating costs, increased by 10% in 2005 reflecting higher current market silver prices. Silver production decreased slightly in 2005 by 1% to 1,196,300 ounces due to lower silver grades in the ore blocks mined. Total cash costs, net of silver credits, exceeded budget by 10% in 2005. Total cash costs were higher than budget in 2005 mainly due to increases in fuel and transportation prices in addition to higher fuel consumption and labour costs.

In 2004, gold production at the Julietta Mine decreased by 29% over 2003 and total cash cost per ounce increased by 58% due to a combination of factors. In February 2004, a warehouse fire destroyed most of the spare parts for the underground haulage fleet. This resulted in a high downtime for the equipment and also delays were encountered in reaching some of the high grade stope blocks scheduled for production. In addition, certain high grade stopes did not perform to what the reserve estimate had indicated. In 2004, the ore mined was of a lower grade than the ore mined in the first two years of operation (which was always contemplated in the Julietta mine plan). The lower head grades also resulted in a 34% decrease in silver production. The lower ore

3

grade, however, was partially offset by a 12% increase in mill throughput. Also contributing to the higher operating costs in 2004 was the rapid rise in fuel and freight costs combined with higher than normal maintenance costs for the underground mobile equipment fleet.

In 2003, gold production at the Julietta Mine improved by 8.5% or approximately 9,300 ounces and operating cash cost decreased by 7% compared to 2002.

Petrex Mines
The Petrex Mines incurred a mine operating loss of $10.9 million in 2005 compared to an operating loss of $18.3 million in 2004. Adjusting for the rand denominated put option gains of $5.8 million in 2005 and $9.4 million in 2004 (which are accounted for as non-hedge derivatives and therefore not included in gold sales revenue); the Petrex Mines would have generated operating losses of $5.1 million and $8.9 million, respectively, in 2005 and 2004. The operating costs at Petrex continue to remain high due to the strength of the rand which averaged 6.34 and 6.42 rand to one U.S. dollar in 2005 and 2004, respectively.

Adjusting for the rand denominated put option gains would have reduced the total cash cost per ounce to $406 for 2005 and to $388 for 2004. The final rand denominated put options were exercised in September 2005.

Gold production during 2005 totalled 147,126 ounces, which was 85% of budget. Underground mine production was below forecast, primarily due to the loss of underground workers in the second quarter of 2005 when Petrex replaced the principal underground mining contractor. Ore deliveries from underground were well under budget due to low manpower levels. An unexpected number of workers took their severance packages and did not want to return to mining related jobs. The mine was understaffed by approximately 500 workers at one point, and overall turnover of the underground workforce was over 1,000 workers during the second quarter. Qualified replacements were much more difficult to find than anticipated. The underground operations were approaching full staffing levels by the end of the second quarter. To make up for a shortage of underground ore, production of low grade ore from surface operations was increased to keep the milling rate near 6,000 tonnes per day. The higher percentage of this low grade material processed through the mill resulted in pushing the overall average processed grade well below budget, but improved overall project economics.

The change to another mining contractor has produced positive results and over 40,000 ounces were produced during the fourth quarter of 2005. During 2005, the process plant continued to perform well as it consistently processed 180,000 tonnes per month during the last half of the year. Plant gold recovery was 92.8% for the year which was slightly better than budget.

During 2004, as the rand continued to strengthen in the first half of the year, and the economic viability of the open pit operations declined, the Petrex operations had to be taken in a new direction. Senior management changes were made at the site and the mine planning was modified to focus on underground sources of ore and the open pit operations were closed. Plant performance continued to improve throughout the year due to the modifications made in 2003 and the early part of 2004. Recoveries dropped sharply during the second quarter of 2004 due to the

4

high copper grades encountered in West Pit 3. Recoveries peaked in November at 95.6% and were consistently above 94% for the last four months of the year. As a result of changes and improvements implemented during the second quarter of 2004, gold production increased by 36% over 2003 and operating cost per ounce decreased by 14% in the latter half of 2004.

The Company completed the acquisition of the Petrex Mines on February 14, 2003. Production for the first ten and one-half months from the date of acquisition was 132,170 ounces of gold at a total cash cost of $397 per ounce based on an exchange rate of 7.35 rand to one U.S. dollar.

Refugio Mine
On December 4, 2003, the Company and its joint venture partner in Chile, Kinross Gold Corporation (“Kinross”), approved the recommencement of gold operations at the Refugio Mine. This decision was based on a successful exploration drill program that resulted in ore reserves sufficient for a mine life in excess of nine years. Completion of construction and recommencement of active mining operations was scheduled for the fourth quarter of 2004, but delays in engineering and site construction activities resulted in this date being delayed to June 2005 when the first ore was processed through the fine crushing plant. Initial capital costs on a 100% basis for the expanded project were estimated at approximately $71 million to repair and replace critical components of the existing infrastructure, increase reliability, improve serviceability and provide a safe and efficient work environment. In addition, care and maintenance costs were estimated at $5.7 million and a new mining fleet was to be purchased and financed through a $30 million capital lease. However, with the delay in the recommencement of mine operations the initial total costs are now estimated to be $134 million, of which $34 million is associated with the capital lease of the mining fleet.

The Refugio Mine achieved commercial production in the fourth quarter of 2005. The processing of ore began in June 2005 and ramped up over the next four months to full production rates of 40,000 tonnes per day in November and December. During the fourth quarter of 2005, the Refugio Mine produced 38,818 ounces of gold (the Company’s share – 19,409 ounces) at a total cash cost of $313 per ounce. For 2006, Refugio is budgeted to produce 248,570 ounces of gold (the Company’s share - 124,285 ounces) from 14 million tonnes of ore mined at a grade of 0.93 grams per tonne. Operating cash costs in 2006 are projected to be $267 per ounce and total cash costs are estimated at $291 per ounce.

Gold recovered in 2005 from residual leaching and during the restart and commissioning of the mine through September 2005 have been credited against Refugio re-start costs, totalling 22,160 ounces (the Company’s share – 11,080 ounces). Residual leaching resulted in the recovery of 18,596 ounces of gold (the Company’s share – 9,298 ounces) in 2004, and 14,440 ounces of gold (the Company’s share – 7,220 ounces) in 2003.

Depreciation and depletion
Depreciation and depletion expense increased by 12% in 2005 compared with 2004 due mainly to an increase in the depreciation charge per ounce of gold produced at the Julietta Mine, reflecting $9.3 million of exploration and sustaining capital costs capitalized to the carrying value of the mine in 2005 which are being depreciated using the units-of-production method based on the

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mine’s proven and probable reserves and the portion of mineralization expected to be classified as reserves. In addition, approximately 5% or $1.1 million of the depreciation expense in 2005 related to the Refugio Mine which recommenced operations in the fourth quarter of 2005.

Depreciation and depletion expense increased by 13% in 2004 from 2003 despite an 8% decrease in gold production due mainly to an increase in the depreciation charge per ounce of gold produced at the Petrex Mines resulting from a decrease in the Petrex Mines’ proven and probable reserves and the portion of mineralization expected to be classified as reserves.

Loss from Julietta warehouse fire
In 2004, the Company recorded a $2.3 million provision against the insurance claim receivable from the Julietta warehouse fire that occurred in February 2004, of which $1.8 million related to the insurance deductible and $0.5 million related to uncollectible VAT which was not covered by insurance. The loss from the warehouse fire approximated $4.3 million at December 31, 2004 of which approximately $2 million was expected to be recovered from the insurance claim after the payment of the required deductible. In November 2004, the Company received a $711,000 advance payment on the insurance claim. During 2005, the Company and the primary insurer reached agreement on the final settlement amount of $1.1 million which was received on October 3, 2005. There were no injuries from the fire which was contained to the warehouse building and caused by a faulty heater.

Other
At December 31, 2005, the Company recorded a provision for supplies inventory obsolescence at the Julietta Mine totalling $499,000.

In 2004, the Company wrote-off $1.7 million of deferred stripping costs due to the suspension of mining at Petrex’s West Pit 3. In addition, the Company wrote-off approximately $337,000 of deferred hypochlorite costs as a result of an adjustment to the amount of recoverable gold expected from the carbon-in-column operations at the Julietta Mine that was set up to recover gold from the tailings pond. Reclamation costs relating to the Julietta Mine totalled $311,000 in 2004.

During 2003, the Company recorded a provision for supplies inventory obsolescence at the Petrex Mines totalling $342,000.

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Other expenses (income)
General and administrative
General and administrative expenses have increased from 2003 primarily due to an overall increase in corporate activity mainly revolving around the Kupol project and the continued buoyancy of the gold market.

Interest and financing costs
Interest expense, net of capitalization, was $5.3 million in 2005 compared with $5 million in 2004 and $4.3 million in 2003. Interest expense in 2005 consisted mainly of $1.5 million relating to the Petrex project loans (2004 - $2.2 million), $1.3 million (2004 - $0.4 million) to the Refugio capital leases, $1.9 million (2004 - $1.3 million) to the accretion expense on the $70 million of convertible notes maturing February 26, 2011 and $0.1 million relating to the Julietta project loan (2004 - $1.1 million), now fully repaid. In 2004, amortization of deferred financing costs, net of capitalization, totalled $2.3 million, relating mostly to the Julietta project loans.

In 2003, interest expense consisted of $2.3 million and $2 million, relating to the Julietta and Petrex project loans, respectively. Other financing costs totalled $2.4 million in 2003 and related primarily to amortization of deferred financing costs with respect to the Julietta project loans.

Interest and financing costs capitalized to property, plant and equipment totalled $12.5 million in 2005 (2004 - $4 million; 2003 - $nil), consisting of $11.7 million (2004 - $3.1 million; 2003 - $nil) being capitalized to the development of the Kupol property and $0.8 million (2004 - $0.9 million; 2003 - $nil) to the construction of new facilities at the Refugio Mine. Of the $11.7 million of interest and financing costs capitalized to the Kupol property in 2005 (2004 - $3.1 million), $6.2 million related to interest expense on the Kupol bridge loan facility (2004 - $0.9 million), $2 million related to the accretion expense on the $70 million of convertible notes (2004 - $1.6 million) and $3.5 million related to the amortization of deferred financing costs (2004 - $0.6 million), mainly relating to the Kupol bridge loan.

General exploration
General exploration expense totalled $1.4 million and $1.6 million in 2005 and 2004, respectively, and has increased significantly from 2003 mainly due to the increase in early stage exploration reconnaissance activities. The Company expenses grass-roots exploration costs leading up to the evaluation of a property for acquisition. Exploration costs associated with properties that are acquired or are expected to be acquired are capitalized to property, plant and equipment.

Stock-based compensation
In 2005, the Company recorded approximately $3.7 million (2004 - $5 million and 2003 - $3.1 million) of stock-based compensation expense. For the majority of options granted in 2005, one-third of the options vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. All of the options granted in 2004 and 2003 have fully vested in 2005. At December 31, 2005, approximately $1.1 million of the fair value of stock options previously granted remain to be expensed, of which

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$964,000 will be expensed in 2006, with the balance of $162,000 being expensed in 2007 and 2008.

Foreign exchange gains and losses
In 2005, the net foreign exchange loss of $1.3 million resulted primarily from the strengthening of the U.S. dollar relative to the Canadian dollar during the first half of the year. The majority of the Company’s cash was in Canadian dollars during this period and related to the proceeds received from the equity financing completed in November 2004 (see Financing Activities section).

The Company recorded a net foreign exchange loss of $3.3 million in 2004, of which $2.2 million of the loss resulted from the appreciation of the South African rand relative to the U.S. dollar as the rand strengthened from 6.5863 rand to the U.S. dollar at the end of 2003 to 5.6153 rand as at December 31, 2004. Since the Company’s rand denominated monetary liabilities exceeded its rand denominated monetary assets, the weakening U.S. dollar against the South African rand resulted in a foreign exchange loss on translation.

The Company recorded a net foreign exchange gain of $1.7 million in 2003 consisting mainly of a $3 million foreign exchange gain from the Canadian dollar strengthening from Cdn.$1.5776 to one U.S. dollar at the end of 2002 to Cdn.$1.2965 at December 31, 2003. The majority of the Company’s cash balance was in Canadian dollars at the end of 2003 as a result of the Cdn.$69 million equity financing completed in September 2003. The gain on the Canadian dollar, however, was partially offset by an unrealized foreign exchange loss of $1.3 million from the translation of a working capital loan denominated in South African rand to U.S. dollars.

Non-hedge derivative gains and losses
In 2005, the Company incurred realized non-hedge derivative losses of $1.6 million compared with realized non-hedge derivative gains of $16.9 million in 2004 and $2.4 million in 2003. The majority of the derivative gain realized in 2004, arose in September 2004 when the Company agreed to close out most of its rand denominated gold put options maturing after September 2005 as part of an agreement with Standard Bank London and Bayerische Hypo-und Vereinsbank AG (“HVB”) relating to the restructuring of the Petrex loan facilities. In the fourth quarter of 2004, net proceeds of $15.3 million were realized from the close-out of the rand denominated put options and from gold lease rate swap contracts, of which $3.4 million was applied against the rand put option premium liability and the remaining $11.87 million applied to reduce the outstanding Petrex loan facility from $24 million to approximately $12.1 million as at December 31, 2004 (see Financing Activities section).

In 2005, the unrealized derivative loss of $30.2 million (2004 - $6.1 million; 2003 - $7.5 million) resulted from the mark-to-market adjustment required to be applied to the carrying value of the Company’s derivative instruments that do not qualify for hedge accounting. At December 31, 2005, the contingent forward sales contracts which are assigned to Petrex and are non-recourse to Bema had a market value of negative $42.3 million.

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Equity in losses of associated companies
The Company’s equity loss of $89,000 in 2005 (2004 - $272,000; 2003 - $94,000) is attributable to the Company’s share of general and administrative expenses incurred by Victoria Resource Corporation (“Victoria”).

Investment gains
Included in investment gains in 2005 and 2004 are gains of $3.2 million and $1.6 million, respectively, which represents the Company’s share of the proceeds received by Consolidated Puma Minerals Corp. (“Puma”) from the issuance of common shares by Puma to unrelated third parties.

Write-down of mineral properties and net smelter royalty
Subsequent to December 31, 2005, on March 13, 2006, the Company signed a letter of intent to sell its 70% interest in the Monument Bay property to Rolling Rock Resources Corporation (“Rolling Rock”), a TSX Venture Exchange listed company. Pursuant to the terms of the letter of intent, Rolling Rock can acquire the Company’s 70% interest in Monument Bay by issuing a total of 15 million common shares to the Company as follows: 8 million common shares upon closing, 4 million common shares upon completion of a feasibility study and 3 million common shares upon commencement of commercial production. In addition, Rolling Rock will grant a 1.5% net smelter return royalty to the Company. The Company will assign and transfer its 70% interest in Monument Bay to Rolling Rock on closing at which time the Company will be issued the initial 8 million shares of Rolling Rock representing an estimated 33.7% of the issued and outstanding common shares of Rolling Rock. As a result of this transaction, the carrying value of the Monument Bay property was written down by $9.6 million to its estimated fair value as at December 31, 2005.

During the first quarter of 2005, the Company re-assessed the recoverability of the carrying value of its 1% net smelter return royalty (“1% NSR”) in the Lo Increible property in Venezuela and determined that due to the uncertainty surrounding the economic viability of the ore from the La Victoria deposit (located within the Lo Increible property) as reported by Crystallex International Corporation, a write-down of $3.1 million relating to the La Victoria portion of the 1% NSR was required.

On April 30, 2004, the Company entered into a letter agreement granting an option to a third party to acquire its 100% interest in the Yarnell gold property. As a result, the carrying value of the Yarnell property was written down by $8.5 million to its estimated recoverable amount of $2.3 million. During the second quarter of 2004, the purchaser elected not to exercise its option to acquire the Yarnell property.

During 2004, management made the decision to phase out the Petrex Mines open pit operations by the end of the year, as the open pit operations were no longer profitable primarily due to the strength of the South African rand. As a result of the suspension of open pit operations, the Company recorded a write-down of $4 million to the carrying value of the Petrex Mines that related to the net book value of the open pit operations as at December 31, 2004.

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During 2003, the carrying value of the Divisadero property, located in El Salvador, was written-off resulting in a charge of $720,000 to the statement of operations.

Write-off of Petrex goodwill
The Company reviews and evaluates the recoverability of property, plant and equipment when events and circumstances suggest an impairment. The valuation of the Company’s investment in the Petrex Mines is highly sensitive to assumptions regarding the South African rand/U.S. dollar exchange rates and to the price of gold. As at December 31, 2004, based on management’s assumptions of a long-term gold price of $375 per ounce ($425 per ounce for 2005 and $400 per ounce for 2006) and a rand/U.S. dollar exchange rate of 6.7, 7.0, 7.5, 8.0 for 2005, 2006, 2007 and 2008, respectively, and 8.3 for all subsequent years, management determined that the value of the Petrex Mines was not impaired based on the projected undiscounted cash flows of the mines. However, in determining the fair value of the Petrex reporting unit, management concluded that the goodwill was impaired. As a result, at December 31, 2004, the Company wrote-off the carrying value of the $27.3 million of goodwill associated with the Petrex acquisition.

Mine impairment analyses
At December 31, 2005, mine impairment analyses were performed based on management’s assumption of a long-term gold price of $450 per ounce and a rand/U.S. dollar exchange rate of 6.36 for 2006, declining steadily to 8.41 by 2014 and 8.52 for all subsequent years. Based on these assumptions no impairment was identified.

At December 31, 2005, the Company determined that there was no impairment to the carrying value of the Julietta Mine based on the mine’s updated reserve and resource model. In testing for impairment the Company used 100% of the Julietta Mine reserves and 75% of the resources. Although no impairment was determined at this point in time, results could vary significantly depending on the continuing success of the Company’s exploration drill program in converting resources to proven and probable reserves and in replacing its resources. However, due to the number of high quality exploration targets within the mine license area of the Julietta Mine (see Investing Activities section), management believed that a valuation based on a percentage of resources in excess of 50% was warranted, resulting in no impairment. As well as gold price movements, future valuations for the Julietta Mine will be heavily dependent on the success of the ongoing exploration program to locate additional reserves and resources. In the event that additional reserves and resources are not located in the future, the carrying value of the Julietta Mine may be impaired and such impairment could be material.

Current and future income taxes
In 2005, the current income tax expense of $323,000 consisted mainly of withholding tax accrued on interest charged by the Company on loans made to its joint venture, Compania Minera Maricunga (“CMM”). During 2005, the future income tax recovery of $0.6 million mainly consisted of a $1.5 million future income tax recovery relating to the renunciation of flow-through exploration expenditures in February 2005 and a $1.2 million future income tax recovery relating to certain unrealized foreign exchange losses incurred in 2005, less a future income tax expense of approximately $2.1 million relating primarily to capitalized interest and financing costs.

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In 2004, the current income tax recovery of $678,000 consisted of a net reversal of $1.4 million relating to a tax provision set up in 2003 with respect to unrealized foreign exchange gains of one of the Company’s foreign subsidiaries; offset by $720,000 of net profits tax on the Julietta Mine operations. Future income taxes of $695,000 was mainly comprised of a future tax expense of $5.8 million, relating to an increase in future income tax liabilities primarily with respect to property, plant and equipment, reduced by a future income tax benefit of $5.1 million relating to a portion of the Company’s share of CMM’s loss carry-forwards.

In 2003, current income taxes of $5 million consisted mainly of a 24% net profits tax on the Julietta Mine operations that totalled $3 million. In addition, the Company had also set up a $2 million and $1.7 million current income tax liability and future income tax liability, respectively, with respect to certain unrealized foreign exchange gains which were reversed in 2004.

Internal controls over financial reporting and disclosure
The Company maintains a system of internal controls over financial reporting designed to safeguard assets and ensure financial information is reliable. The Company undertakes ongoing evaluations of the effectiveness of internal controls over financial reporting and implements control enhancements, where appropriate, to improve the effectiveness of controls. In 2005, the Company focused on the design and assessment of the effectiveness of internal controls over financial reporting to enable it to meet the certification and attestation requirements of the United States Sarbanes-Oxley Act (“SOX”) for 2006. The Company presently files management certifications annually under Section 302 and Section 906 of the SOX, and expects to comply with the reporting requirements of Section 404 of the SOX as required by law.

The Company also maintains a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information disclosed in this MD&A and other public disclosure documents. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The Company’s accounting policies are described in Note 2 to the annual audited Consolidated Financial Statements. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Use of estimates;
  Impairment assessment of the carrying value of property, plant and equipment;
  Asset retirement obligations;
  Future income tax assets and liabilities;
  Depreciation, depletion and amortization;
  Valuation of derivative instruments; and
  Consolidation of Variable Interest Entities.

Use of estimates
The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas where management’s judgment is applied include: asset and investment valuations, mineral reserve determination, in-process inventory quantities, plant and equipment lives, contingent liabilities, asset retirement obligations, tax provisions and future income tax balances.

Impairment assessment of the carrying value of property, plant and equipment
The Company reviews and evaluates the recoverability of the carrying values of property, plant and equipment and net smelter royalty interests when events and circumstances suggest impairment. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and the portion of mineralization expected to be classified as reserves); estimated future gold prices (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying value. Reductions in the carrying value of the property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the carrying value.

Asset retirement obligations
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with asset retirement obligations. Cash outflows relating to the obligations are incurred over periods ranging from 5 to 15 years. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the asset retirement

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obligations could materially change from period to period due to changes in the underlying assumptions. In addition, the asset retirement obligation relating to the Petrex Mines in South Africa, which is based on management’s best assessment at a point in time, may change significantly as the laws governing the environment in South Africa have not been well defined.

Future tax assets and liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Depreciation, depletion and amortization
The Company amortizes its mine property, plant and machinery over the estimated life-of-mine using the unit-of-production method based on proven and probable reserves and the portion of mineralization expected to be classified as reserves. The most significant estimate that affects these accounting policies is the estimation of the reserves. The process of estimating reserves requires significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. Changes in reserve quantities, including changes resulting from gold price and exchange rate assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in an impairment of the carrying value of the property, plant and equipment.

Valuation of derivative instruments
Derivative financial instruments that do not qualify for hedge accounting under AcG-13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

The Company has derivative contracts that qualify and some that do not qualify for hedge accounting. With respect to the latter, material changes in the mark-to-market value of these derivative contracts could occur at each balance sheet date depending on changes to the spot price of gold and silver.

Consolidation of Variable Interest Entities
Effective January 1, 2005, the Company adopted the new CICA accounting guideline 15 - Consolidation of Variable Interest Entities (“AcG-15”) which required the consolidation of Variable Interest Entities (“VIEs”) by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The Company had determined that adoption of the new guideline did not have any impact on the Company’s reported results.

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LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2005 and 2004, the Company had cash and cash equivalents totalling $76.3 million and $87.1 million, respectively.

The Company had working capital of $61.3 million as at December 31, 2005 compared with $85.6 million at the end of 2004. The decrease in working capital was due partly to the reclassification of the entire outstanding balances of the Petrex project loan facilities totalling $20.1 million to current liabilities at December 31, 2005 (see Financing Activities section).

Operating activities
In 2005, the Company’s cash to operating activities, before changes in non-cash working capital, resulted in a net cash outflow of approximately $8.3 million mainly due to cash used for Refugio Mine start-up costs and for corporate general and administrative expenses. In addition, the Petrex operations consumed cash of $4.1 million, before changes in non-cash working capital, while the Julietta Mine generated cash of $13.7 million in 2005 and the Refugio Mine provided cash of $3.2 million in the fourth quarter of 2005 when the mine recommenced operations.

In 2004, despite positive cash flows of approximately $10.8 million generated from the Julietta Mine, cash used in operations before changes in non-cash working capital was $3.4 million, mainly due to cash of $7.4 million used at the Petrex operations and $6.5 million relating to Refugio Mine start-up costs.

The Company had cash generated from operations before changes in non-cash working capital of $7.3 million in 2003, largely generated from the Julietta Mine as cash flow from the Petrex Mines was negatively impacted by the continued strengthening of the South African rand and by operational inefficiencies throughout the year.

Financing activities Equity issuances
On October 5, 2005, the Company completed an equity financing with a syndicate of Canadian underwriters whereby the syndicate purchased 50.07 million common shares of the Company at a price of Cdn.$2.85 per share for net proceeds of Cdn.$135.7 million ($115 million). The proceeds from this equity financing are being used to further advance the development of the Kupol property and for general corporate purposes. During 2005, the Company received proceeds of $1.9 million from the exercise of stock options.

In November 2004, the Company received net proceeds of Cdn.$118.3 million ($99.6 million) from a bought-deal equity financing involving the issuance and sale of 34.25 million common shares of Bema at a price of Cdn.$3.65 per share. The proceeds from this equity financing were used to advance the Kupol project in Russia and for general corporate purposes.

Also in the fourth quarter of 2004, the Company completed a non-brokered flow-through private placement for proceeds of Cdn.$5 million by the issuance of 1.25 million flow-through common shares of Bema at a price of Cdn.$4.00 per share. The proceeds from this private placement were used for exploration at the Monument Bay property in Manitoba. In addition, Puma (a subsidiary

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of Bema until December 23, 2005) completed a non-brokered private placement for Cdn.$4 million. The funds from this private placement were used for continued drilling at the East Pansky platinum and palladium property in Russia.

On February 25, 2004, the Company completed an offering of $70 million ($66 million net of deferred financing costs) of senior unsecured convertible notes maturing February 26, 2011 (the “Convertible Notes”). The Convertible Notes bear interest at 3.25% per annum payable annually. The Convertible Notes are convertible at the option of the note holders beginning on June 26, 2004 at a conversion price of $4.664 per share. The proceeds from the offering were used for the recommencement of gold production at the Refugio Mine in Chile, the continued development of the Kupol property and for general corporate purposes.

During 2004, the Company received proceeds of $7.2 million from the exercise of previously issued share purchase warrants (the majority of which would have expired in the second quarter of 2004) and $4.4 million from the exercise of stock options.

In 2003, the Company received net proceeds of Cdn.$65.6 million ($47.8 million) from an equity financing of 23 million common shares issued at Cdn.$3.00 per share, Cdn.$5 million from a private placement of flow-through shares to fund the Monument Bay 2003 summer exploration program and $7.3 million from the exercise of warrants and stock options.

Project debt
During the fourth quarter of 2005, Chukotka Mining and Geological Company (“CMGC”), a 75% owned subsidiary of the Company, signed loan agreements for up to $425 million of financing for the construction of the Kupol Mine (see Note 7 to the Consolidated Financial Statements). The loans consist of a Project Loan for up to $400 million and a subordinated Loan from International Finance Corporation (“IFC”) of $25 million. Drawdown of the Project Loan and IFC Loan is expected to commence by early April 2006. The material conditions precedent for drawdown are final mine construction permits for the Kupol Mine and the required equity contributions from the Company and the Government of Chukotka.

The Project Loan consists of two tranches. The first tranche is for $250 million and is fully underwritten by the Mandated Lead Arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB"). The second tranche of the Project Loan for $150 million is from a group of multilateral and industry finance institutions. Both tranches of the Project Loan will be drawn down on a pro rata basis and will be administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

The $25 million IFC Loan will form part of the Company’s and the Government of Chukotka’s project equity contributions, as it is subordinated to the Project Loan. On November 22, 2005, as part of the loan agreement, the Company issued 8.5 million share purchase warrants to the IFC, each warrant entitling the IFC to purchase one common share of Bema at a price of $2.94 per share until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC Loan.

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HVB has also provided the Company a $17.5 million construction cost overrun facility for the Kupol Mine. In the event that the Company draws down under this facility, the Company will issue to HVB convertible unsecured notes with a seven year term from drawdown. The holder of the notes will have the right prior to maturity or repayment of the notes to convert the notes into common shares of the Company at a conversion price equal to a 35% premium to the Company’s average share price in the 20 consecutive trading days following the initial drawdown of the Kupol Project Loan.

On June 24, 2005, a subsidiary of the Company signed an agreement with HVB to increase the previously established bridge loan facility for the development of the Kupol project in Russia to $150 million. This was the second time that HVB had agreed to increase the facility. The original facility established on July 21, 2004 was for $60 million prior to being increased to $100 million in April 2005. At December 31, 2005, the $150 million facility had been fully drawn down. Amounts drawn on the facility above $100 million will mature on March 31, 2006 (extended to April 30, 2006), while the remaining amounts will mature on July 21, 2006. In the first quarter of 2006, HVB agreed to extend the maturity date to April 30, 2006 with respect to the amounts drawn on the facility above $100 million. As the bridge loan facility is required to be repaid from a portion of the proceeds from the Project Loan and IFC Loan, the amount owing under the bridge loan facility has been classified as a long-term liability on the consolidated balance sheet at December 31, 2005.

At December 31, 2005, as expected by both the Company and HVB, due to the increase in the Kupol bridge loan facility, the Company was not in compliance with several of its loan covenant ratios which were based on the original facility amount. However, HVB has agreed to waive the requirement for the Company’s compliance with respect to these covenants for the 2005 year-end.

During the third quarter of 2005, due to the delayed start-up at the Refugio Mine, the Company’s joint venture partner Kinross agreed to fund 100% of the remaining 2005 cash call requirements in the event that the mine did not process the quarterly budgeted ore tonnes. As a result, Kinross has guaranteed the repayment of a $10 million demand loan facility entered into with Scotiabank Sud Americano by the joint venture company, CMM. At December 31, 2005, $9.8 million (the Company’s 50% share - $4.9 million) of the facility had been drawn down.

On May 10, 2005, a subsidiary of the Company entered into a $10 million revolving term loan facility with Macquarie Bank Limited for working capital purposes relating to the recommencement of operations at the Refugio Mine. At December 31, 2005, the Company had drawn down $8.2 million of the facility.

During 2005, CMM made capital lease repayments totalling $5.1 million (the Company’s 50% share - $2.6 million) in connection with the Refugio mining fleet which has been leased.

At December 31, 2005, Petrex was in breach of several loan coverage ratios and is not expected to meet some of its loan coverage ratios in 2006. As a result, the entire outstanding balances of the Petrex project loan facility and the rand denominated working capital facility, totalling $12.1

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million and $8 million, respectively, have been classified as current liabilities on the consolidated balance sheet at December 31, 2005. The Petrex debt facilities are non-recourse to Bema.

At December 31, 2004, Petrex was in breach with several of its loan covenants. However, the Company reached agreement with the Petrex project loan lenders during the fourth quarter of 2004 regarding amendments to put the loans in good standing throughout 2005. The lenders provided all the necessary waivers for covenant compliance to the end of 2005 and agreed to defer the loan principal payments of $1 million due in September 2004, $1.5 million due in December 2004 and $5.5 million due in 2005, to 2006 and later. The revised repayment schedule has yet to be formally documented, but is expected to be set at a level dependent upon the cash flows from the Petrex Mines available for debt service. As part of this agreement, during the third quarter of 2004, Petrex closed out its rand denominated gold put option contracts maturing between October 2005 and December 2008 and the gold lease rate swap contracts, for total cash consideration of $15.3 million. Of this amount, $3.4 million was applied against a deferred premium owed relating to the original purchase of the put options. The remaining $11.87 million was applied to the project loan balance of $24 million outstanding at the time, to reduce the amount outstanding to approximately $12.1 million as at December 31, 2004. In addition to the $11.87 million prepayment made in the fourth quarter of 2004, Petrex also made the two scheduled principal payments of $1.5 million each in March 2004 and in June 2004. During 2003, the Company made three payments on the Petrex project loans totalling $8 million.

The remaining $1.5 million principal amount of the Julietta IFC project loan was repaid by the Company on September 15, 2005, being the maturity date of the loan. The Company has now repaid all the Julietta project loans. In 2004, the Company repaid $16.8 million (2003 - $11.2 million) of the Julietta project loans, including a $5.6 million prepayment in September, six months ahead of schedule.

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The following are the Company’s contractual obligations as at December 31, 2005:

Contractual obligations	Total	2006	2007	2008	2009	2010	2011+
Long-term debt (1) (3) (4)	$253,882	$175,632	$ 8,250	$ -	$ -	$ -	$70,000
Capital lease obligations (2)	15,237	$4,268	3,407	3,400	4,057	105	-
Purchase obligations	26,876	14,224	4,455	4,843	3,354	-	-
Total contractual obligations	$295,995	$194,124	$16,112	$8,243	$7,411	$105	$70,000

(1)

The $70 million of Convertible Notes have been accounted for as debt instruments on the balance sheet, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature.

The debt portion of $50.2 million is being accreted to its face value of $70 million over the term of the notes. The face value including the accretion incurred since issue was $54.3 million at December 31, 2005.

(2)

As at December 31, 2005, the Company’s 50% owned joint venture in Chile had entered into capital leases with outstanding balances totalling $26.4 million (the Company’s 50% share - $13.2 million) for the Refugio mining fleet. Amounts shown in the table include approximately $2.0 million of interest that remains payable over the term of the leases.

(3)

In the absence of a formal agreement on a revised repayment schedule for the Petrex project loan, the Company has classified the principal balance of $12.1 million as repayable in 2006. However, repayments in accordance with the original payment schedule would have been $5 million in 2006 and $7.1 million in 2007. Likewise the Petrex rand denominated working capital loan of $8.0 million (50.7 million rand) has been classified as a 2006 obligation rather than as a 2009 obligation which is the maximum term of the working capital loan as currently structured.

(4)

As at December 31, 2005, the Company had drawn $150 million on the Kupol bridge loan facility. In accordance with the facility agreement, amounts drawn over $100 million will mature on March 31, 2006 (extended to April 30, 2006), while the remaining amounts will mature on July 21, 2006. The full amount however has been classified as a long-term liability on the December 31, 2005 financial statements, since the Company is required to refinance the bridge loan facility with a long-term project loan facility in 2006.

Investing activities
Capital expenditures	2005	2004	2003

Kupol development and construction	$155,092	$59,242	$26,172
Kupol exploration	$17,028	$23,089	$9,748
Julietta Mine	$2,455	$2,432	$1,441
Julietta exploration	$6,881	$6,456	$2,372
Petrex Mines	$5,897	$7,454	$6,947
Petrex exploration	$1,154	$1,415	$646
Refugio Mine	$19,146	$20,019	$2,981
Acquisition, exploration and development	$6,778	$7,800	$6,275

Kupol property
On August 30, 2005, the Company made a payment to the Government of Chukotka in the amount of $14.5 million (representing $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the Kupol feasibility study) and has now acquired its 75% interest in the project. In accordance with the Framework Agreement with the Government of Chukotka, by June 2006 the Company is required to draw down the required construction financing and commence mine construction at the Kupol property, subject to certain conditions. The Company must also make a second payment of $14.5 million to the Government of Chukotka by June 2006. The Kupol project is a joint venture (75%/ 25%) between the Company and the Government of Chukotka.

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On June 3, 2005, the results of the Kupol Feasibility Study were announced. Using only the indicated mineral resource (announced in March 22, 2005 news release), the Feasibility Study calculates a probable reserve estimated at 7.1 million tonnes containing 3.85 million ounces of gold at an average gold grade of 16.9 g/t and 48.76 million ounces of silver at an average silver grade of 214 g/t. An updated mine plan and mineable reserve estimate, based on an updated February 8, 2006 indicated resource estimate, is expected to be completed by May 2006.

The Feasibility Study demonstrated that the Kupol project is technically feasible and can be developed as a high grade, low cost gold and silver mine with robust project economics. The Kupol Mine is projected to produce more than 550,000 ounces of gold annually (100% basis), over the initial 6.5 year mine life, with operating cash costs of $47 per ounce and total cash costs of $88 per ounce (net of silver credits assuming a $6.00 per ounce spot price for silver). The project financing is fully committed and final permitting is expected by early April 2006, followed by the project loan draw down. Construction is ongoing and the mine is currently on schedule to commence production in mid 2008. The main construction years at Kupol will be 2006 and 2007.

Activity during 2005 at the Kupol project consisted primarily of development work at the site as well as mobilization of materials and supplies for the 2006 season to the East Siberian seaport of Pevek, Russia. The seasonal nature of access to the site requires purchasing and placement of supplies and materials well in advance of being used for construction.

In 2005, the Company expended approximately $155 million (on a cash basis) on the Kupol project of which $14.5 million was for a property payment, $8.6 million related to capitalized interest expenses, bank fees, legal and other Kupol financing related costs and $132.2 million was for procurement of materials, transportation and construction of the Kupol Mine. Development and construction at the Kupol Mine of $132.2 million exceeded the budgeted amount of $117.6 million (which included a contingency of $5.9 million) by $14.6 million. Of the $14.6 million only $1.8 million relates to a cost overrun. The remaining $12.8 million of over spending in 2005 related primarily to advancing procurement of fuel, operating supplies and some mining equipment. In addition, a larger portion of the project supplies were shipped in 2005 than planned resulting in an acceleration of spending for the year which is not expected to result in a variance to the total project capital cost of approximately $470 million. Total contingency for the project included in the $470 million estimate is approximately $55 million of which $7.7 million was allocated in 2005.

All scheduled work has been completed or is ahead of schedule. Orocon Inc., the construction contractor, completed the erection of six 3,000 cubic metres fuel storage tanks and has poured 3,200 cubic metres of concrete at the mill and services building. The permanent man camp, mill and services building and the grinding and crushing equipment have all been delivered to Pevek and are currently being transported to Kupol over the Company-built winter road between Pevek and Kupol. Erection and installation work will begin in the spring of 2006 when the supplies reach the site. Logistically, a total of 16,000 tons of equipment, materials and supplies have been shipped on four vessels from the port of Everett, Washington, two vessels from the Russian seaport of Vostochniy and one ship from the Russian seaport of Vanino. Also, 4,500 tons of

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supplies have been shipped on river barges down the Lena River from Ust Kut to Zelënyi Mys, a port on the Kolyma River, which is approximately 400 kms west of Kupol. Road construction to allow transportation of all these supplies to Kupol began in the fourth quarter of 2005; the road was opened for use in the first quarter of 2006 and the movement of the freight to Kupol has begun. In addition to the freight above, the Company has purchased and has begun to transport approximately 16,000 tons of fuel for use during the winter months and for storage at the site for the remainder of the work to be completed in 2006.

The 2005 exploration program at Kupol commenced in May and ended in September 2005. It included 46,147 metres of drilling in 192 holes to further explore the property and to conduct infill and resource definition drilling. As a result of the 2005 program, the Company has added an additional 638,000 contained ounces of gold and 5.4 million contained ounces of silver to the indicated resource estimate, including the conversion of all of the ounces from inferred to indicated. In addition, exploration drilling has added 78,000 ounces of gold and 314,000 ounces of silver to the inferred resource estimate.

The highlights of results from the 2005 drilling program were: the increase of indicated resources; deep drilling in the North Extension which extended inferred resources 200 metres north of previous estimates; deep drilling under the Big Bend and South zones; and further delineation of the South Offset zone located east of the main South veins. A new high-grade vein system, the Vtoryi II, was discovered outside of the main Kupol structure, which opens up the rest of the property and region for further exploration.

Julietta Mine
Capital expenditures at the Julietta Mine totalled $9.3 million in 2005 (2004 - $8.9 million), of which $6.9 million (2004 - $6.5 million) was on exploration. On February 2, 2006, the Company announced the discovery of a new epithermal vein system on the Julietta property. This new vein system, known as the Evgenia zone, was found while attempting to locate the source of high grade glacially derived boulders in the Engteri area and represents the first major new discovery of high grade mineralization on the property since mining began in 2001. A 15,000 metre infill diamond drill program is currently underway in this area in order to prepare a resource estimate which is expected by mid-year, followed by anticipated underground development of this new zone scheduled for late 2006.

Refugio Mine
In 2005, the Company and its joint venture partner, Kinross, continued construction activities on a major upgrade of the Refugio Mine facilities which has resulted in the re-start of fine ore crushing in June 2005. During 2005, the Company’s 50% share of the Refugio Mine capital expenditures totalled $19 million (2004 - $20 million), excluding $2.1 million (2004 - $13.6 million) of capital cost relating to the mobile mining fleet which is being leased.

Construction work, carried out prior to the commencement of commercial production in the fourth quarter of 2005, has repaired and replaced critical components of the existing infrastructure, increased reliability, improved serviceability and provided a safe and efficient work environment. Major capital items include the following:

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  upgrades to the crushing, screening and conveying facilities to achieve an average plant throughput rate of 40,000 tonnes per day;
  a 110 kilometre, 110,000 volt power line connecting Refugio to the Chilean power grid;
  upgrades of the power distribution system;
  upgrades to the fresh water delivery system;
  repairs and upgrades to the processing plant;
  expansion of the heap leach pads; and
  expanded maintenance facilities.

In 2003, the Company’s share of Refugio expenditures totalled $3 million for a program of exploration and development drilling to increase the mineable reserves and mine life and as a result improve the economics of the Refugio Mine.

Petrex Mines
In 2005, capital expenditures at the Petrex Mines totalled $7 million (2004 - $8.9 million), of which $5.9 million (2004 - $7.5 million) was spent mainly on underground development, shaft equipment and on the metallurgical plant and a further $1.2 million (2004 - $1.4 million) on exploration drilling.

Acquisition, exploration and development
In 2005, approximately $1.6 million (2004 - $3.4 million; 2003 - $1.5 million) of expenditures were incurred by Puma on the East Pansky property in Russia and $4.2 million (2004 - $3.3 million; 2003 - $4 million) of expenditures were incurred by Bema on the Monument Bay property in Canada.

Investment purchases
On April 27, 2005, Victoria closed a brokered private placement of 7,272,726 units at a price of Cdn.$0.55 per unit for gross proceeds of approximately Cdn.$4 million. Each unit was comprised of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable to purchase one additional common share at an exercise price of Cdn.$0.75 until April 20, 2006. The Company purchased approximately 2 million units of this private placement. Bema currently owns 31% of the issued and outstanding common shares of Victoria.

On August 26, 2004, Victoria closed a non-brokered private placement with Bema, consisting of 2,424,242 units at Cdn.$1.65 per unit for gross proceeds of Cdn.$4 million. The units consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable to acquire one additional common share of Victoria at a price of Cdn.$2.25 for a two year period.

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Cerro Casale update
During the third quarter of 2005, joint venture partner Placer Dome Inc. (“Placer”) informed Bema that Placer had concluded that the Cerro Casale project in Chile was not financially viable and was not financeable under the terms of the Shareholders’ Agreement between Bema, Placer and Arizona Star Resource Corp. (“Arizona Star”). Bema disagreed with Placer’s determination believing that the project was financeable in today’s metal market environment. As a result of Bema’s disagreement with Placer’s determination that the project was not financeable, Bema and Arizona Star issued to Placer a notice of default under the Shareholders’ Agreement.

On October 26, 2005, the Company, Arizona Star and Placer reached a non-binding agreement in principle whereby Placer is to sell its 51% interest in the joint venture to the Company and Arizona Star in return for contingent payments. The Company and Arizona Star will jointly pay to Placer $10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or (b) a cash payment of $70 million payable when a construction decision is made, at the election of the Company and Arizona Star. The transaction remains subject to certain conditions including regulatory approval and definitive documentation. Subject to the completion of this transaction, Bema and Arizona Star intend to update the Cerro Casale feasibility study and pursue potential partnerships with senior mining companies for the development of the project. If this agreement in principle is turned into a binding agreement, on effectively the same terms, the dispute reflected in the notice of default, described above, will be resolved.

Prior to the completion of definitive agreements, Barrick launched a takeover bid for all of the outstanding shares of Placer which was completed on March 15, 2006. The Company has requested that Barrick either complete the final documentation in relation to the agreement in principle with Placer or propose an alternative business arrangement.

RISK AND UNCERTAINTIES
Gold price
Bema’s earnings and cash flow from operations are dependent to a large extent on the price of gold as its revenues are derived primarily from gold mining. The spot price of gold is affected by many factors beyond the Company’s control, including demand for gold bullion, central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, changes in political and economic conditions, and the level of global gold production. In order to manage its exposure to fluctuations in the gold and silver price and mainly to satisfy project loan requirements, the Company periodically uses derivative financial instruments including forward contracts and options to mitigate the effect on the Company’s operating results.

Interest rate risks
The Company has entered into project loan agreements that have a variable interest rate component that is based on the London Inter Bank Offered Rate (“LIBOR”) plus a fixed rate component. The Company has not put in place any interest rate protection agreements with respect to the Petrex project loans or the Kupol bridge loan facility. The Kupol Project Loan is a variable interest rate loan that is based on LIBOR plus a fixed rate component. The Company has

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entered into interest rate protection contracts for 35% of the forecasted principal amount of the Kupol Project Loan. Draw down of the Kupol Project Loan is expected to begin early April 2006.

Estimates of reserves, mineral deposits and production costs
Mineral reserve and mineral resource estimates, although carefully prepared by Bema or in some instances prepared, reviewed or verified by independent mining experts, are estimates only and no assurance can be given that any particular level of recovery of gold from mineral reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral resources and production costs can also be affected by such factors as environmental permitting, regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Material changes in mineral reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineral reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Foreign countries and laws and regulations
Bema’s most important assets are located in Russia, Chile and South Africa. Mineral exploration and mining activities may be affected in varying degrees by political instability and evolving government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of Bema and may adversely affect its business. The Company’s acquisition of the Petrex Mines in 2003 has provided the Company with increased geographical diversification of its mining operations.

The business of gold mining involves many operational risks and hazards. Operations may be affected in varying degrees by government regulations with respect to restrictions on various areas, including production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Through high operational standards, emphasis on training and continuous improvements, Bema has worked to reduce the mining risks at its mining operations.

Russian corporate law is not extensively developed and is still very much evolving from the former Soviet times. There are corporate law requirements of a technical nature that are not complied with by significant numbers of Russian corporations, which rarely result in action being taken by the authorities. There is a risk, however, of arbitrary action being taken against any of such Russian corporations, including the Company’s Russian subsidiary, OMGC, due to these technical irregularities, and the result of such action could be materially adverse to OMGC and the Company.

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Title matters
Only a small number of the mining claims in which Bema has an interest are held under governmental lease or patent. Accordingly, other parties may dispute Bema’s title to its mining and other interests.

While Bema has diligently investigated title to all mineral claims and, to the best of its knowledge, title to all properties is in good standing; this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims (in the case of its properties in North America) and title may be affected by undetected defects. If a title defect does exist, it is possible that Bema and / or its subsidiaries may lose all or part of its interest in properties to which the title defect relates.

The Julietta license confers upon OMGC the right to explore, develop and mine the Julietta deposit and the Julietta license area. As with many Russian mineral properties affected by the transitory nature of the legal system, there are certain issues relating to the Julietta project which may adversely affect OMGC’s interest. OMGC has taken and will continue to take all appropriate steps to protect its interest. Based on the documented support of all levels of the Russian government, including the extension of time for the fulfillment of certain obligations of the Julietta project, management believes that it is unlikely that OMGC’s interest in the project will be negatively impacted.

Exploration and development
The costs and results of its exploration and development programs affect Bema’s profitability. As mines have limited lives based on proven and probable mineral reserves, Bema actively seeks to replace and expand its mineral reserves, primarily through exploration and development of its existing properties, but also through additional drilling at its Julietta Mine, Refugio Mine and Petrex Mines. Although Bema has been successful in the past in expanding its mineral reserves, there can be no assurance that the Company will be successful in the future.

Environmental
The current or future operations of Bema, including development activities, commencement of production on its properties, potential mining and processing operations and exploration activities require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. While the Company has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that these laws will not change in the future in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations. To the best of Bema’s knowledge, Bema is operating in compliance with all applicable environmental regulations.

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Foreign currency exchange
Bema maintains its accounts in U.S. dollars. Bema’s operations in Russia, Chile and South Africa and, to a certain extent, its head office in Vancouver make it subject to foreign currency fluctuations and such fluctuations may materially affect Bema’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the U.S.$/ Canadian dollar exchange rate, the U.S.$/ Russian rouble exchange rate, the U.S.$/ Chilean peso exchange rate and, significantly since 2003, the U.S.$/ South African rand exchange rate.

The Company has in the past maintained a substantial amount of its cash in Canadian dollars as most, if not all, of the proceeds from equity financing undertaken by Bema were denominated in Canadian dollars. The Company purchases U.S. dollars only as the need arises in order to fund its exploration and development projects. Corporate expenditures are incurred mainly in Canadian dollars. In Russia, the currency risk is mitigated in that approximately 75% of the gold revenue from the Julietta Mine, the majority of the operating and capital expenditures are denominated in U.S. dollars. In South Africa, the majority of the Petrex Mines’ operating and capital expenditures are rand denominated. As the Company reports in U.S. dollars, any appreciation or devaluation in the South African currency vis-à-vis the U.S. dollar would have a corresponding increase or decrease in reported revenue and costs, and may also result in unrealized foreign exchange gains or losses on the rand denominated monetary assets and liabilities.

NEW ACCOUNTING PRONOUNCEMENTS IN CANADA
Accounting for deferred stripping costs in the mining industry
In October 2005, the CICA issued for comment a draft abstract, EIC D56 “Accounting for Deferred Stripping Costs in the Mining Industry”. If adopted, this EIC would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterments occur when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a units-of-production basis over the proven and probable reserves to which they relate. As at December 31, 2005, the Company’s financial statements did not include any deferred stripping costs.

Non-monetary transactions
Commencing with the Company’s 2006 fiscal year, the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section 3830) will apply to the Company. The amended recommendations will result in non-monetary transactions normally being measured at their fair values, unless certain criteria are met. The Company’s current operations are not affected by the amended recommendations.

Comprehensive income
Commencing with the Company’s 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. The concept of comprehensive income for

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purposes of Canadian GAAP will be to include changes in shareholders’ equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP is largely aligned with comprehensive income as prescribed by Canadian GAAP.

Business combinations
Commencing with the Company’s 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company’s business combinations, if any, with an acquisition date of January 1, 2007, or later. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2007. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

Gold forward and option contracts
The following is a summary, by maturity dates, of the Company’s gold and silver derivative contracts outstanding at December 31, 2005:

	2006	2007	2008	2009-2012

Gold
Forward contracts (ounces)	58,350	10,050	4,000	158,500
Average price per ounce	$366	$421	$496	$509

Put options purchased
$290 strike price (ounces)	23,790	21,342	38,646	-
$390 to $422 strike price (ounces)	68,000	68,000	38,500	-
$470 to $480 strike price (ounces)	-	-	6,250	274,500

Call options sold (ounces)	60,250	59,000	41,500	224,500
Average price per ounce	$463	$462	$475	$537

Contingent forwards sold (maximum)
$350 strike price (ounces)	36,000	36,000	33,000	99,000

Silver
Forward contracts (ounces)	250,000	-	-	2,700,000
Average price per ounce	$6.65	$-	$-	$8.20

Put options purchased (ounces)	600,000	-	-	2,700,000
Average price per ounce	$6.34	$-	$-	$7.00

Call options sold (ounces)	600,000	-	-	2,700,000
Average price per ounce	$7.65	$-	$-	$9.50

During the third quarter of 2005, as part of the hedge program required by the expected Kupol project construction loan financing, the Company entered into 130,750 ounces of one-to-one gold collars (put options purchased at $470 per ounce/ call options sold at $530 per ounce), 2.7 million

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ounces of one-to-one silver collars (put options purchased at $7 per ounce/ call options sold at $9.50 per ounce), 162,500 ounces of gold forward contracts at an average price of $509 per ounce and 2.7 million ounces of silver forward contracts at $8.20 per ounce. In addition to the contracts included in the table above, the Company has silver floating lease rate swaps totalling 4.5 million ounces of silver at a fixed rate of 2%, expiring throughout the years 2009 to 2011.

The Company’s entire committed gold contracts represent approximately 4% of the Company’s estimated reserves and measured and indicated resources. The mark-to-market value of the Company’s off-balance sheet derivative contracts as at December 31, 2005 was approximately negative $42.8 million.

OUTLOOK
In 2006, the Company will be focusing on continuing to expand the existing mineral resource and reserves at the Julietta Mine, completing a joint venture or business combination to improve the viability of the Petrex Mines with a view to reducing operating costs and continuing active mining and gold production at the Refugio Mine. The Company also intends to continue exploration and site development, finalize permitting and continue mine construction on the Kupol property.

The Company’s projected gold production for 2006 is approximately 381,000 ounces at an operating cash cost of $336 per ounce(1) and a total cash cost of $356 per ounce(1). This represents an increase of 48% over the number of ounces produced in 2005, due mainly to the recommencement of operations at the 50% owned Refugio Mine in Chile.

In 2006, the Julietta Mine is projected to produce approximately 88,000 ounces of gold with an operating cash cost of $235 per ounce(1) and a total cash cost of $287 per ounce(1). The Company recently announced the discovery of a new epithermal vein system at Julietta. This new vein system, known as the Evgenia zone, was found while attempting to locate the source of high grade glacially derived boulders in the Engteri area and represents the first major new discovery of high grade mineralization on the Julietta property since mining began in 2001. A 15,000 metre infill diamond drill program is currently underway in order to prepare a resource estimate which is expected by mid-year, to be followed by underground development of this new zone scheduled for late 2006.

The 50% owned Refugio Mine is projected to produce approximately 248,000 ounces of gold (the Company’s share is 124,000 ounces) in 2006 at an operating cash cost of $267 per ounce and a total cash cost of $291 per ounce. A 30,000 drill program is planned at Refugio commencing in early April to infill part of the Pancho deposit and explore the margins.

Production from the Petrex Mines in 2006 is projected at approximately 169,000 ounces of gold at a total cash cost of $440 per ounce (assuming a rand/U.S. dollar exchange rate of 6.5) . The Company is continuing to pursue opportunities to improve the economics of the Petrex Mines through joint ventures or consolidations with other mining companies in the East Rand area.

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The Company’s current producing assets combined with future production from the Kupol project have the Company on track to become a low cost million ounce per year gold producer by mid 2008. In addition, the Company will pursue joint venture opportunities to advance the Cerro Casale project to production and continue to pursue exploration and development opportunities.

(1) Net of silver credits assuming a $7.50 per ounce spot price for silver.

Outstanding share data
At March 31, 2006, there were 455,747,259 common shares outstanding. In addition, there were outstanding 19,857,820 director and employee stock options with exercise prices ranging from Cdn.$0.31 to Cdn.$5.39 per share, 25,286,650 share purchase warrants exercisable at prices ranging from Cdn.$1.40 to Cdn.$1.90 per share and expiring in October 2007, 500,000 share purchase warrants exercisable at $2.80 per share and expiring on April 28, 2010, 8,503,401 share purchase warrants exercisable at $2.94 per share and expiring on March 1, 2014 and 100,000 share purchase warrants exercisable at $3.35 per share and expiring on January 24, 2011. The $70 million of Convertible Notes due in 2011 are convertible at $4.66 per share into 15,008,576 common shares of the Company.

Non-GAAP measures
Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	2005	2004	2003
Operating costs per financial statements	$92,590	$85,365	$69,110
Inventory sales adjustment	2,236	199	817
Cash production costs	$94,826	$85,564	$69,927
Gold production (in ounces)	256,668	229,545	250,315
Total cash cost per ounce of gold production	$370	$373	$279

Total cash cost per ounce data are calculated in accordance with the Gold Institute Production Standard. Cash cost per ounce is derived from amounts included in the Statements of Operations and include mine site operating costs such as mining, processing, administration, smelting, refining, transportation costs, royalties and production taxes less silver by-product credits.

This management’s discussion and analysis includes forward looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects or anticipates a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements, including those discussed herein and in the Company’s Annual Information Form for the year ended December 31, 2005.

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